Exhibit 99.1

AMBOW EDUCATION HOLDING LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held on December 20, 2024

To the Shareholders of

Ambow Education Holding Ltd.:

Notice is hereby given that the Annual Meeting of the Shareholders of Ambow Education Holding Ltd. (the “Company”) will be held on December 20, 2024 at 10:00 a.m. Pacific Time at 705 Park Boulevard, San Diego, CA 92101, and at any adjourned or postponement thereof. The Annual Meeting is called for the following purposes:

1. To elect Yigong Justin Chen to serve on the Board of Directors of the Company as a Class I director until the 2027 annual meeting of shareholders of the Company or until his or her respective successor is duly appointed and qualified;

2. To ratify the appointment of Marcum Asia CPAs LLP as the independent auditor of the Company for the fiscal year ending December 31, 2024 relating to financial statements prepared in accordance with generally accepted accounting principles in the United States (“GAAP”);

3. To adopt the Company’s 2024 Equity Incentive Plan; and

4. To consider and take action upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

A proxy statement providing information, and a form of proxy to vote, with respect to the foregoing matters accompany this notice. The Board of Directors of the Company fixed the close of business on November 8, 2024 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Annual Meeting or any adjourned or postponement thereof. Holders of the Company’s American depositary shares who wish to exercise their voting rights for their underlying ordinary shares must act through the depositary of the Company, Citibank, N.A.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the Annual Meeting in person. Your vote is important. Whether or not you expect to attend the Annual Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible.

We look forward to seeing as many of you as can attend at the Annual Meeting.

By Order of the Board of Directors,

Jin Huang
Chairman of the Board

November 15, 2024

AMBOW EDUCATION HOLDING LTD.

PROXY STATEMENT

for

ANNUAL MEETING OF SHAREHOLDERS

To be held on
December 20, 2024

PROXY SOLICITATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board” or the “Board of Directors”) of Ambow Education Holding Ltd. (the “Company,” “Ambow,” “we,” “us,” or “our”) for the Annual Meeting of Shareholders to be held at 705 Park Boulevard, San Diego, CA 92101 on December 20, 2024, at 10:00 a.m. Pacific Time and for any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. Any shareholder giving such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the Company, at 10080 N. Wolfe Rd., Suite SW3-200, Cupertino, CA 95014, Attn: Jin Huang. Proxies may be solicited through the mails or direct communication with certain shareholders or their representatives by Company officers, directors, or employees, who will receive no additional compensation therefor. Holders of the Company’s American depositary shares (“ADS”) who wish to exercise their voting rights for their underlying ordinary shares must act through the depositary of the Company, Citibank, N.A.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy on which no direction is specified will be voted in favor of the actions described in this Proxy Statement.

The Company will bear the entire cost of preparing, assembling, printing and mailing this Proxy Statement and any additional material that may be furnished to shareholders. The date on which this Proxy Statement will first be mailed or given to the Company’s shareholders is on or about November 18, 2024.

Your vote is important. Whether or not you expect to attend the Annual Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible to ensure your representation at such meeting.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

The following is information regarding the proxy material, annual meeting and voting is presented in a question and answer format.

Q. What is the purpose of this document?

A. This document serves as the Company’s Proxy Statement, which is being provided to Company shareholders of record at the close of business on November 8, 2024 (the “Record Date”) because the Company’s Board of Directors is soliciting their proxies to vote at the 2024 Annual Meeting of Shareholders (“Annual Meeting”) on the items of business outlined in the Notice of Annual Meeting of Shareholders (the “Meeting Notice”).

Q. Why am I receiving these materials?

A. We have sent you this Proxy Statement and the enclosed proxy card because the Board of Directors of the Company is soliciting your proxy to vote at the Annual Meeting, including at any adjournments or postponements of the meeting. You are invited to attend the Annual Meeting to vote on the proposals described in this Proxy Statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

When you sign the enclosed proxy card, you appoint the proxy holder as your representative at the meeting. The proxy holder will vote your shares as you have instructed in the proxy card, thereby ensuring that your shares will be voted whether or not you attend the meeting. Even if you plan to attend the meeting, you should complete, sign and return your proxy card in advance of the meeting just in case your plans change.

If you have signed and returned the proxy card and an issue comes up for a vote at the meeting that is not identified on the card, the proxy holder will vote your shares, pursuant to your proxy, in accordance with his or her judgment.

The Company intends to mail this proxy statement and accompanying proxy card on or about November 18, 2024 to all shareholders of record entitled to vote at the Annual Meeting.

Q. Who may vote and how many votes my I cast?

A. Only shareholders of record on the Record Date will be entitled to vote at the Annual Meeting. On the Record Date, there were 52,019,109 Class A ordinary shares outstanding and entitled to vote and 4,708,415 Class C ordinary shares outstanding and entitled to vote. Each Class A ordinary share is entitled to one vote on each matter and each Class C share is entitled to ten votes on each matter.

Q. What am I voting on?

A. You are being asked to vote to on the following matters:

●	To elect one Class I director;

●	To ratify the appointment of Marcum Asia CPAs LLP as the independent auditor of the Company for the fiscal year ending December 31, 2024 relating to financial statements prepared in accordance with GAAP;

●	To adopt the Company’s 2024 Equity Incentive Plan (the “Plan”); and

●	To consider and take action upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

If any nominee for director is unable or unwilling to serve, or if an item properly comes up for vote at the Annual Meeting, or at any adjournment or postponement thereof, that is not described in the Meeting Notice, that person acting as proxy pursuant to the proxy card will vote the shares as recommended by the Board of Directors pursuant to the discretionary authority granted in the proxy. At the time this Proxy Statement was printed, we were not aware of any matters to be voted on which are not described in this Proxy Statement.

Q. How do I vote?

A. You may either vote “For” or “Against” the nominee to the Board of Directors named herein and you may vote “For” or “Against” each of the other proposals, or “Abstain” from voting on such other proposals. Holders of the Company’s ADSs who wish to exercise their voting rights for their underlying ordinary shares must act through the depositary of the Company, Citibank, N.A.

Q. How does the Board recommend I vote?

A. Our Board of Directors recommends that you vote:

●	FOR election of our nominee for Class I director;

●	FOR ratification of the appointment of Marcum Asia CPAs LLP as the independent auditor of the Company for the fiscal year ending December 31, 2024 relating to financial statements prepared in accordance with GAAP; and

●	FOR adopting the Plan.

Q. What if I change my mind after I vote via proxy?

A. You may revoke your proxy at any time before your shares are voted by:

●	mailing a later dated proxy prior to the Annual Meeting;

●	delivering a written request in person to return the executed proxy;

●	voting in person at the Annual Meeting; or

●	providing written notice of revocation to the Company at 10080 N. Wolfe Rd., Suite SW3-200, Cupertino, CA 95014, Attn: Jin Huang.

Q. How many shares must be present to hold a valid meeting?

A. For us to hold a valid Annual Meeting, we must have a quorum, which means that greater than 33.33% of all Class A and Class C ordinary shares present in person or by proxy and entitled to vote at the Annual Meeting. On the Record Date, there were 56,727,524 ordinary shares outstanding. Therefore, at least 18,907,284 shares need to be present in person or by proxy at the Annual Meeting in order to hold the meeting and conduct business.

Q. How many votes are required to approve an item of business?

A. The affirmative vote of a simple majority of the Class A and Class C ordinary shares (voting together) present and entitled to vote at the Annual Meeting is required for (i) the election of the director, (ii) the ratification of the appointment of Marcum Asia CPAs LLP as the independent auditor of the Company for the fiscal year ending December 31, 2024, and (iii) the adoption to the Plan.

Q. Who pays the cost for soliciting proxies?

A. We will pay the cost for the solicitation of proxies by the Board of Directors. Our solicitation of proxies will be made primarily by mail. Proxies may also be solicited personally, by telephone, fax or e-mail by our officers, directors, and regular supervisory and executive employees, none of whom will receive any additional compensation for their services. We will also reimburse brokers, banks, custodians, other nominees and fiduciaries for forwarding these materials to beneficial holders to obtain the authorization for the execution of proxies.

Q. Where can I find additional information about the Company?

A. Our reports on Forms 20-F and 6-K filed with the Securities and Exchange Commission (the “SEC”), and other publicly available information, should be consulted for other important information about the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of November 8, 2024 with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, for:

●	each person known to us to own beneficially more than 5% of our ordinary shares;

●	each of our directors and executive officers who beneficially own our ordinary shares; and

●	all of our directors and executive officers as a group.

As of November 8, 2024, the percentage of beneficial ownership for holders of Class A ordinary shares is based on 52,019,109 Class A ordinary shares issued and outstanding and the percentage of beneficial ownership for holders of Class C ordinary shares is based on 4,708,415 Class C ordinary shares issued and outstanding, both of which classes of ordinary shares exclude unvested restricted shares. On all matters subject to vote at general meetings of the Company, the holders of Class A ordinary shares are entitled to one vote per share and the holders of Class C ordinary shares are entitled to ten votes per share.

Citibank, N.A., the depositary, has advised us that, as of November 8, 2024, 810,073 ADRs, representing 16,201,468 underlying Class A ordinary shares were outstanding. The number of beneficial owners of our ADRs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States.

Unless otherwise indicated, the address of such individual is c/o Ambow Education Holding Ltd., 10080 N. Wolfe Rd., Suite SW3-200, Cupertino, CA 95014.

	Shares beneficially owned						Percentage of votes held
Name	Number of Class A ordinary shares	Percentage of Class A ordinary shares (%)	Number of Class C ordinary shares	Percentage of Class C ordinary shares (%)	Number of total ordinary shares	Percentage of total ordinary shares (%)	Based on total Class A ordinary shares (%)	Based on total Class C ordinary shares (%)	Based on total ordinary shares (%)
Directors and Executive Officers
Jin Huang (2)(6)	351,312	0.68%	4,708,415	100%	5,059,727	8.92%	0.68%	100%	47.86%
Yigong Justin Chen	-	-	-	-	-	-	-	-	-
Mingjun Wang	-	-	-	-	-	-	-	-	-
Ralph Parks	-	-	-	-	-	-	-	-	-
Yanhui Ma	-	-	-	-	-	-	-	-	-
Chiao-Ling Hsu	-	-	-	-	-	-	-	-	-
All executive officers and directors of the company as a group (6 persons)(4)	958,430	1.84%	4,708,415	100%	5,666,845	9.99%	1.84%	100%	48.48%
5% and Greater Shareholders
New Summit Global Limited	2,703,475	5.20%	-	-	2,703,475	4.77%	5.20%	-	2.73%
CEIHL Partners (I) Limited (3)	3,420,375	6.58%	-	-	3,420,375	6.03%	6.58%	-	3.45%
CEIHL Partners (II) Limited (3)	11,144,636	21.42%	-	-	11,144,636	19.65%	21.42%	-	11.25%
New Flourish Holdings Limited (5)(6)	770,212	1.48%	4,288,415	91.08%	5,058,627	8.92%	1.48%	91.08%	44.05%
Spin-Rich Ltd. (5)(7)	-	-	420,000	8.92%	420,000	0.74%	-	8.92%	4.24%

Note: Shares of executive officers and directors less than 1% of outstanding shares and shares of shareholders less than 5% of outstanding shares were not shown.

(1)	In computing the number of shares beneficially owned by a person and the percentage ownership of a person, shares subject to warrants or other derivative securities held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding. Such shares, however, are not deemed outstanding for purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares.

(2)

Of the 351,312 Class A Ordinary Shares, (i) 287,214 of the Class A Ordinary Shares are owned by New Flourish Holdings Limited (“New Flourish”) for the benefit of Dr. Huang and certain officers of the Company, and (ii) 64,098 of the Class A Ordinary Shares are owned directly by Dr. Huang. Dr. Huang as the sole director of New Flourish has voting control and investment power over the Class A Ordinary Shares held by New Flourish, but disclaims beneficial ownership over such shares, which are held for the benefit of certain officers of the Company.

(3)	Mr. Pan Jianyue is the general partner of CEIHL Partners (I) Limited and CEIHL Partners (II) Limited (collectively “CEIHL”). CEIHL Partners (I) Limited holds 3,420,375 Class A Ordinary Shares and CEIHL Partners (II) Limited holds 11,144,636 Class A Ordinary Shares. As the general partner of CEIHL Partners (I) Limited and CEIHL Partners (II) Limited, Mr. Pan Jianyue has sole voting and dispositive power over the Class A Ordinary Shares held by CEIHL.
(4)	Includes Class A Ordinary Shares and Class C Ordinary Shares held by all of our directors and executive officers as a group.
(5)	Of the 4,708,415 Class C Ordinary Shares, (i) 4,288,415 of the Class C Ordinary Shares are owned by New Flourish for the benefit of Dr. Jin Huang, and (ii) 420,000 of the Class C Ordinary Shares are owned by Spin-Rich Ltd. Dr. Huang as the sole director of New Flourish has voting control and investment power over the Class C Ordinary Shares held by New Flourish.
(6)	Dr. Jin Huang, as the sole director of New Flourish has voting control and investment power over the Class A Ordinary Shares and the Class C Ordinary Shares owned by New Flourish. Dr. Huang disclaims beneficial ownership over the Class A Ordinary Shares, which are held for the benefit of certain officers of the company.
(7)	Dr. Jin Huang has sole voting control and investment power over Class C Ordinary Shares owned by Spin-Rich Ltd.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Our Board of Directors currently consists of four directors: Dr. Jin Huang, Mr. Yigong Justin Chen, Dr. Yanhui Ma and Mr. Mingjun Wang.

We have a staggered board. The directors are divided into Class I, Class II and Class III, respectively. All of our directors are elected for three year terms.

No shareholder has the contractual right to designate persons to be elected to our Board of Directors, and our Sixth Amended and Restated Memorandum and Articles of Association provides that directors will be elected upon a resolution passed at a duly convened shareholders meeting by holders of a majority of our outstanding shares being entitled to vote in person or by proxy at such meeting, to hold office until the expiration of their respective terms. There is no minimum shareholding or age limit requirement for qualification to serve as a member of our Board of Directors.

The Board of Directors has nominated the persons identified under the caption Class I for election as a director, to serve until the 2027 annual meeting and their successors have been elected and qualified. If any nominee becomes unavailable for election, which is not expected, the persons named in the accompanying proxy intend to vote for any substitute whom the Board of Directors nominates.

Class III	Class II	Class I
Jin Huang	Mingjun Wang (1)(2)	Yigong Justin Chen (1)
Yanhui Ma (1)(2)

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

The Company has no reason to believe that the nominees will not be a candidate or will be unable to serve. However, in the event that any nominee should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors.

If a quorum is present at the Annual Meeting, the Class I nominee for director receiving the affirmative vote of a simple majority of the shares present and entitled to vote in person or by proxy for the election of directors at the Annual Meeting will be elected to our Board of Directors.

The following sets forth certain information with respect to our directors:

Yigong Justin Chen has served a member of our Board of Directors since March 2013. Mr. Justin Chen is an independent non-executive director of the Company. Mr. Chen is a counsel at PacGate Law Group. He is a California licensed attorney and is qualified to practice before the United States Patent and Trademark Office. Mr. Chen graduated from the University of Iowa, College of Law in 1998, with a Juris Doctor degree and graduated from Peking University, Department of Biochemistry with a bachelor’s degree in 1992 and obtained his Master of Biochemistry and Juris Doctor degrees, both from University of Iowa in 1995 and 1998, respectively.

Mingjun Wang has served as a member of our Board of Directors since September 2022 and is an independent non-executive director of the Company. Mr. Mingjun Wang, has over 30 years of operating and management experience in the education and publishing industries. Since 2003, he has served as Chairman of the board directors of Beijing Century Oriental Science and Technology Inc. Since 2017, he has been an executive partner of Edtech Venture, a U. S. venture capital firm. Mr. Wang is also an entrepreneur and independent investor in the United States and China, with investment portfolios including Splashtop, Homatch, Century Oriental, OSA Technologies, 100E Inc. etc. Previously, Mr. Wang held Editor In Chief and Vice President positions of the Publishing House of Electronics Industry of China, and served as a member of the board of directors of China Electronics Association. Mr. Wang joined Pearson Education as international rights manager in 1999. Mr. Wang graduated from Stanford University, School of Business in 1998 with a Master of Science in Management degree, obtained his Master of Electronics Engineering degree from Xidian University in 1988 and a Bachelor of Science degree from Shandong University, Department of Mathematics in 1983.

Jin Huang has served as our President and Chief Executive Officer and as a member of our Board of Directors since our inception in August 2000, and has served as our Acting Chief Financial Officer since September 2022. Dr. Huang has over 20 years of academic and industry experience in Silicon Valley. Prior to founding Ambow, Dr. Huang was a founding engineer at Avant!, where she was responsible for product design and engineering management. Dr. Huang holds a bachelor’s degree in Computer Science, a master’s degree in Computer Science and a Ph.D. in Electronic Engineering from the University of Electronic Science & Technology of China. From 1990 to 1993, Dr. Huang was doing research and completed her Ph.D. dissertation at the University of California, Berkeley.

Yanhui Ma joined our Board of Directors in May 2014. Dr. Ma is an independent non-executive director of the Company. Dr. Ma has been involved in the creation, funding and development of several healthcare companies, especially joint venture corporations between China and the United States. Dr. Ma also served on the board of directors of several healthcare related corporations he founded or co-founded in the US and China, including Sinocare and SinoMed. Dr. Ma organized and co-founded the International Drug Delivery Society and served as Vice Chairman of the Society previously. He also served as the Vice President of US Silicon Valley Chinese Business Association.

The business address of each of our directors is c/o Ambow Education Holding Ltd., 10080 N. Wolfe Rd., Suite SW3-200, Cupertino, CA 95014.

There are no family relationships among any of our directors and executive officers. None of our non-executive directors has any employment or service contract with the Company. We believe that each of the non-executive members of our Board of Directors is an “independent director” as that term is used in the NYSE corporate governance rules.

Duties of Directors

In general, under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and in our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association then in effect. In certain limited circumstances, our shareholders have the right to seek damages through a derivative action in the name of the Company if a duty owed by our directors is breached.

Board Meetings and Executive Sessions

Once a quarter, and more often if circumstances require, our Board of Directors holds meetings. In addition to regularly scheduled Board meetings, the independent directors of the Board meet on a regular basis to fulfill their responsibilities on each of the Board committees. The independent directors also meet annually in executive sessions without the presence of management and non-independent directors.

Committees of our Board of Directors

We have established an Audit Committee and a Compensation Committee. We have adopted a charter for each of these committees. These committees’ members and functions are briefly described below. As a Cayman Islands exempted company, we are not required to have a separate Nominating and Corporate Governance Committee of the Board. Our full Board of Directors will perform the functions performed by such committee.

Audit Committee

Our Audit Committee consists of Yigong Justin Chen, Yanhui Ma and Mingjun Wang, each of whom meets the independence standards of the NYSE and the SEC. Yigong Justin Chen is the Chairperson of our Audit Committee. Dr. Yanhui Ma serves as our Audit Committee financial expert. The responsibilities of our Audit Committee include, among other things:

●	Appointing, and overseeing the work of our independent auditors, approving the compensation of our independent auditors, and, if appropriate, discharging our independent auditors;

●	Pre-approving engagements of our independent auditors to render audit services and/or establishing pre-approval policies and procedures for such engagements and pre-approving any non-audit services proposed to be provided to us by our independent auditors;

●	Discussing with management and our independent auditors significant financial reporting issues raised and judgments made in connection with the preparation of our financial statements;

●	Reviewing and discussing reports from our independent auditors on (1) the major critical accounting policies to be used, (2) significant alternative treatments of financial information within the U.S. generally accepted accounting principles, or GAAP, that have been discussed with management, (3) ramifications of the use of such alternative disclosures and treatments, and (4) other material written communications between our independent auditors and management;

●	Resolving any disagreements between management and our independent auditors regarding financial reporting;

●	Establishing procedures for receiving, retaining and treating any complaints we receive regarding accounting, internal accounting controls or auditing matters and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

●	Reporting regularly to the full Board of Directors.

Compensation Committee

Our Compensation Committee consists of Dr. Yanhui Ma and Mr. Mingjun Wang, each of whom is an “independent director” as that term is used in the NYSE corporate governance rules. Dr. Yanhui Ma is the Chairperson of our Compensation Committee. Our Compensation Committee assists the Board of Directors in reviewing and approving the compensation structure of our directors and officers, including all forms of compensation to be provided to our directors and officers. The responsibilities of our Compensation Committee include, among other things:

●	Reviewing and recommending to our Board of Directors with respect to the total compensation package for our executive officers;

●	Reviewing and recommending to our Board of Directors with respect to director compensation, including equity-based compensation; and

●	Reviewing periodically and recommending to the Board of Directors with respect to any long term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee has at any time been an officer or employee of ours or our subsidiaries. No interlocking relationship exists between our Board of Directors or Compensation Committee and the Board of Directors or Compensation Committee of any other company, nor has any interlocking relationship existed in the past.

Director Compensation

On October 14, 2014, the Board of Directors granted restricted stock to each non-executive member of the Board. The number of shares of restricted stock subject to each award was determined by dividing US$200 by the Cayman Court approved price US$1.480 per share of our ordinary shares on May 14, 2014. Total number of shares of restricted stock were 811,359. The awards vested at a rate of 1/36 per month on the 14th day of each month during the first three anniversaries of May 14, 2014, subject to continued service on the Board of Directors. As of December 31, 2023, these awards of restricted stock were fully vested, with 15,027 shares of restricted stock vested but not issued. We accrued fees to each non-executive independent director for their services rendered to the Company starting from October 15, 2018. We do not provide our directors with any pension, retirement or similar benefits on termination.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE CLASS I NOMINEE.

PLEASE NOTE: If your shares are held in street name, your broker, bank, custodian, or other nominee holder cannot vote your shares in the election of directors, unless you direct the holder how to vote, by marking your proxy form.

EXECUTIVE OFFICERS

The table below sets forth the certain information relating to our executive officers.

Name	Age	Position
Jin Huang	58	President, Chief Executive Officer, Acting Chief Financial Officer and Chairman of the Board
Chiao-Ling Hsu	55	Chief Operating Officer

Jin Huang has served as our President and Chief Executive Officer and as a member of our Board of Directors since our inception in August 2000, and has served as our Acting Chief Financial Officer since September 2022. Dr. Huang has over 20 years of academic and industry experience in Silicon Valley. Prior to founding Ambow, Dr. Huang was a founding engineer at Avant!, where she was responsible for product design and engineering management. Dr. Huang holds a bachelor’s degree in Computer Science, a master’s degree in Computer Science and a Ph.D. in Electronic Engineering from the University of Electronic Science & Technology of China. From 1990 to 1993, Dr. Huang was doing research and completed her Ph.D. dissertation at the University of California, Berkeley.

Chiao-Ling Hsu has served as our Chief Operating Officer since June 2015. Ms. Hsu has over 15 years of operating and management experience in the education industry. Since 2011, she has served as Chief Executive Officer of Hwa Kang Foundation, and as Executive Director of the Innovative Biz Group in the School of Continuing Education (SCE) at Chinese Culture University in Taipei. From 2012 to 2014, Ms. Hsu also was Vice Chairperson at the Center For Credentialing & Education in Greensboro, North Carolina in the United States. Previously, Ms. Hsu held several positions in the SCE at Chinese Culture University, including Chief Operating Office, Director of the Customer Contact Center, and Director of the E-learning Development Center. Ms. Hsu is a graduate of Chinese Culture University, and also holds a Master of Business Education from New York University.

The business address of each of our executive officers is c/o Ambow Education Holding Ltd., 10080 N. Wolfe Rd., Suite SW3-200, Cupertino, CA 95014.

There are no family relationships among any of our directors and executive officers.

Terms of Executive Officers

Our executive officers are appointed by, and serve at the discretion of, our Board of Directors.

Compensation of Executive Officers

During 2023, the aggregate cash compensation that we paid to our executive officers as a group was US$0.1 million, which includes bonuses, salaries and other benefits that were earned in 2022 and paid in 2023.

For detailed share-based compensation of our executive officers, please refer to our Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC.

Employment Agreements

Service Agreement with Dr. Jin Huang

We entered into a service agreement dated August 28, 2007 with Dr. Jin Huang, our Chief Executive Officer. The initial employment term under this service agreement is two years, which will automatically be extended by successive periods of twelve months, unless we or Dr. Huang gives the other party a written notice three months prior to the commencement of the next twelve-month period indicating that the notifying party does not wish to extend the employment term, in which case the employment term will expire at the end of such three month notice period.

In the event that we terminate Dr. Huang’s employment for cause, or if Dr. Huang voluntarily resigns (other than a resignation for good cause following a change of control), Dr. Huang will not be entitled to receive any severance benefits; provided, that Dr. Huang will be able to exercise any vested and unexercised awards under our equity incentive plans in accordance with the terms set forth therein.

In the event that we terminate Dr. Huang’s employment under circumstances other than a change of control and for any reason other than for cause or voluntary termination, or if within 24 months after a change of control Dr. Huang is involuntarily terminated (other than for cause) or voluntarily resigns for good cause, Dr. Huang will be entitled to certain severance benefits, including:

●	A lump sum payment consisting of: (i) an amount equal to one-time Dr. Huang’s then annual salary; (ii) a prorated bonus based on target opportunity for the year; and (iii) an amount equal to 12 months’ housing allowance;

●	The right to exercise any and all unexercised stock options granted under our equity incentive plans in accordance with their terms, as if all such unexercised stock options were fully vested, within one year of the effective date of such termination; and

●	Any other bonus amounts or benefits to which Dr. Huang may be entitled under any of our benefit plans.

Pursuant to the service contract, Dr. Huang also has agreed to certain non-competition undertakings during the term of her employment and for a period of one-year following any termination of her employment. These non-competition undertakings include that Dr. Huang may not, during the one-year period following any termination of her employment, (i) solicit or entice away any of our clients or prospective clients, (ii) have any business dealings with any of our clients or prospective clients, (iii) solicit or entice away any individual who is employed by us as a director or in a managerial, executive or technical capacity, or employ or engage any such individual, or (iv) carry on, set up, be employed, engaged or interested in a business anywhere in the PRC which is in competition with our business as of the termination date. These non-competition undertakings will not prohibit Dr. Huang from seeking or doing any business that is not in direct or indirect competition with our business, nor will they prevent Dr. Huang from holding shares or other capital not amounting to more than 5% of the total issued share capital of any company which is listed on a regulated market. Dr. Huang is entitled to receive one-half her annual base salary over the post-termination non-competition period as consideration for her non-competition undertakings, which are subject to our making such payments.

“Cause” means that Dr. Huang habitually neglects her duties to us or engages in gross misconduct during the term of the service agreement and “gross misconduct” means her misappropriation of funds, securities fraud, insider trading, unauthorized possession of corporate property, the sale, distribution, possession or use of a controlled substance, conviction of any criminal offense or entry of a plea of nolo contendere (or similar plea) to a charge of such an offense or a breach of the service agreement and failure to cure such breach within ten days after written notice thereof.

“Good cause” means, without Dr. Huang’s express prior written consent, (i) she is assigned duties materially inconsistent with her position, duties, responsibilities, or status with the Company which substantially vary from that which existed immediately prior to the change of control, and such reassignment is not directly related to her incapacity, disability or any “cause”; (ii) she experiences a change in her reporting levels, titles, or business location (more than 50 miles from her current business location or residence, whichever is closer to the new business location) which substantially varies from that which existed immediately prior to the change of control, and such change is not directly related to her incapacity, disability or any “cause”; (iii) she is removed from any position held immediately prior to the change of control, or if she fails to obtain reelection to any position held immediately prior to the change of control, which removal or failure to reelect is not directly related to her incapacity or disability, “cause” or death; (iv) she experiences a reduction in salary of more than ten percent below that which existed immediately prior to the change of control, and such reduction is not directly related to her incapacity, disability or any “cause”; (v) she experiences an elimination or reduction of any employee benefit, business expenses, reimbursement or allotment, incentive bonus program, or any other manner or form of compensation available to her immediately prior to the change of control and such change is not otherwise applied to others in the Company with her position or title and is not directly related to her incapacity, disability or any “cause”; or (vi) we fail to obtain from any successor, before the succession takes place, a written commitment obligating the successor to perform the service agreement in accordance with all of its terms and conditions.

“Change in control” means (i) any merger, consolidation, or sale of the Company such that any individual, entity or group acquires beneficial ownership of 50 percent or more of our voting capital stock, (ii) any transaction in which we sell substantially all of our material assets, (iii) our dissolution or liquidation, (iv) any change in the control of the composition of our board of directors such that the shareholders who as of the date of the service agreement controlled the composition of our board of directors shall cease to have such control, or (v) there has occurred a “change of control”, as such term (or any term of like import) is defined in any of the following documents which is in effect with respect to us at the time in question: any note, evidence of indebtedness or agreement to lend funds to us, any option, incentive or employee benefit plan of us or any employment, severance, termination or similar agreement with any person who is then our employee.

Employment Agreements with our other Executive Officers

We have entered into employment agreements with each of our other executive officers. Under these agreements, each of our other executive officers is employed for a specified time period subject to renewal. We may terminate employment with or without cause in accordance with the applicable laws. As stipulated under the applicable laws, we may be required to provide severance compensation as expressly required by applicable laws. In certain cases, in the event of termination without cause, we are also required to provide severance compensation in accordance with the terms of the applicable employment agreement.

Confidential Information and Invention Assignment Agreements

We have also entered into a confidential information and invention assignment agreement with each of our executive officers. We require all of our employees to execute the same confidential information and invention assignment agreement or an agreement on substantially similar terms. Under the terms of the agreement, each executive officer has agreed to hold, both during and after such executive officer’s term of employment, in strictest confidence and not to use, except for our benefit, or to disclose to any person, firm or corporation without written authorization, any confidential information. Confidential information does not include any information which has become publicly known and made generally available through no wrongful act of our executive officers. Each executive officer has also agreed during such officer’s term of employment not to improperly use or disclose any proprietary information or trade secrets of any former or current employer or other person or entity unless consented to in writing by such employer, person or entity. In addition, each executive officer has agreed to disclose to us, hold in trust for the sole right and benefit of us and assign to us, all right, title and interest in and to, any and all inventions, original works of authorship, developments, concepts, improvements or trade secrets, whether or not patentable or registerable under copyright or similar laws, which such executive officer may solely or jointly conceive, develop or reduce to practice or cause to be conceived, developed or reduced to practice, during the period of employment. Furthermore, each executive officer has agreed to not directly or indirectly solicit, induce, recruit or encourage any employees to leave their employment during the 12-month period immediately following such executive officer’s termination of employment.

Equity-Based Compensation Plans

2010 Equity Incentive Plan

On June 1, 2010, we adopted the 2010 Equity Incentive Plan, or the “2010 Plan”, which became effective upon the completion of the IPO on August 5, 2010 and terminated automatically 10 years after its adoption.

Amended and Restated 2010 Equity Incentive Plan

On December 21, 2018, we amended and restated the 2010 Plan, which became effective upon the approval of the shareholders at the Annual Meeting of Shareholders in December 2018. The Amended 2010 Plan will continue in effect for 10 years from the date adopted by the Board, unless terminated earlier under section 18 of the Plan.

Share reserve. The maximum aggregate number of our ordinary shares that may be issued under our Amended 2010 Plan is such number of shares as shall be equal to 6,500,000 Class A Ordinary Shares, plus any shares that subject to stock options or similar awards granted under the 2005 Stock Plan that expire or otherwise terminate without having been exercised in full, and shares issued pursuant to awards granted under the 2005 Stock Plan that are forfeited to or converted by the company, with the maximum number of shares to be added to the Amended 2010 Plan equal to 293,059 Class A Ordinary Shares. In addition, our Amended 2010 Plan provides for increases in the number of shares available for issuance thereunder on the closing day of each future registration before the fiscal years ending December 31, 2021, in the amount equal to 15% of the Class A Ordinary Shares issued in each registration.

Shares issued pursuant to awards under the Amended 2010 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the Amended 2010 Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the Amended 2010 Plan. As of December 31, 2023, the Company granted up to 7,305,222 Class A Ordinary Shares of the Company to its employees, outside directors and consultants.

Administration. Our board of directors or a committee of our board of directors administers our Amended 2010 Plan. Different committees with respect to different groups of service providers may administer our Amended 2010 Plan. Subject to the provisions of our Amended 2010 Plan, the administrator has the power to determine the terms of the awards, including the recipients, the exercise price, the number of shares subject to each such award, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration payable upon exercise. The administrator also has the authority to modify or amend awards, to prescribe rules and to construe and interpret the Amended 2010 Plan and to institute an exchange program whereby the exercise prices of outstanding awards may be reduced, outstanding awards may be surrendered in exchange for awards with a higher or lower exercise price, or outstanding awards may be transferred to a third party.

Options. The administrator may grant incentive stock option (“ISOs”) or nonstatutory stock option (“NSOs”) under our Amended 2010 Plan. The exercise price of options granted under our Amended 2010 Plan must at least be equal to the fair market value of our ordinary shares on the date of grant and its term may not exceed ten years, except that with respect to any participant who owns more than 10% of the total combined voting power of all classes of our outstanding shares, or of certain of our parent or subsidiary corporations, the term of an ISO must not exceed five years and the exercise price of such ISO must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

After termination of an employee, director or consultant, he or she may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in the option agreement. In the absence of a specified period of time in the option agreement, the option will remain exercisable for a period of three months following termination (or twelve months in the event of a termination due to death or disability). However, in no event may an option be exercised later than the expiration of its term.

Share appreciation rights. Share appreciation rights may be granted under our Amended 2010 Plan. Share appreciation rights allow the recipient to receive the appreciation in the fair market value of our ordinary shares between the exercise date and the date of grant. The exercise price of share appreciation rights granted under our Amended 2010 Plan must at least be equal to the fair market value of our ordinary shares on the date of grant. The administrator determines the terms of share appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with our ordinary shares, or a combination thereof. Share appreciation rights expire under the same rules that apply to options.

Restricted shares. Restricted shares may be granted under our Amended 2010 Plan. Restricted share awards are ordinary shares that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Restricted shares will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. The administrator will determine the number of restricted shares granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals and/or continued service to us. Recipients of restricted share awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Restricted shares that do not vest for any reason will be forfeited by the recipient and will revert to us.

Restricted share units. Restricted share units may be granted under our Amended 2010 Plan. Each restricted share unit granted is a bookkeeping entry representing an amount equal to the fair market value of an ordinary share. Restricted share units are similar to awards of restricted shares, but are not settled unless the award vests. The awards may be settled in shares, cash, or a combination of both, as the administrator may determine. The administrator determines the terms and conditions of restricted share units including the vesting criteria and the form and timing of payment.

Performance units and performance shares. Performance units and performance shares may be granted under our Amended 2010 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units will have an initial dollar value established by the administrator prior to the grant date. Performance shares will have an initial value equal to the fair market value of our ordinary shares on the grant date. Payment for performance units and performance shares may be made in cash or in our ordinary shares with equivalent value, or in some combination, as determined by the administrator.

Transferability. Unless the administrator provides otherwise, our Amended 2010 Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise an award during his or her lifetime.

Certain adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the Amended 2010 Plan, the administrator will make adjustments to one or more of the number and class of shares that may be delivered under the plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits contained in the plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Change in control transactions. Our Amended 2010 Plan provides that in the event of our merger or change in control, as defined in the Amended 2010 Plan, each outstanding award will be treated as the administrator determines, except that if the successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for each outstanding award without the prior written consent of the participant, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time.

Amendment and Termination. Our Amended 2010 Plan became effective upon its adoption by the Board. It will continue in effect for a term of ten (10) years from the date adopted by the Board, unless terminated earlier under Section 18 of the Plan. Our board of directors has the authority to amend, suspend or terminate the Amended 2010 Plan provided such action does not impair the rights of any participant with respect to any outstanding awards.

The following table summarizes, as of December 31, 2023, the share options and other equity awards granted to our executive officers under our Amended 2010 Plan or pursuant to other arrangements approved by our board of directors:

Name	Ordinary Shares Underlying Options Granted & Restricted Shares		Date of Grant (original)	Date of Grant (New)	Date of Expiration
Dr. Jin Huang	(1	)*	02/25/10	11/22/18	—
Chiao-Ling Hsu	(1	)*	—	05/18/15	—

*	Less than 1% of the outstanding ordinary shares

(1)	Restricted shares

Our non-employee directors have received restricted shares.

Restricted Stock Awards

On November 22, 2018, the Board of Directors approved to grant 200,000 shares of the restricted stock to senior employees of the Company. Twenty-five percent of the awards shall vest on the one-year anniversary of the vesting commence date, and the remainder shall vest in equal and continuous monthly installments over the following thirty-six months thereafter, subject to participant's continuing service of the Company through each vesting date. In 2022 and 2023, 45,833 shares and nil shares of restricted stock were vested, respectively.

On June 30, 2022, the Board of Directors approved to grant 5.2 million fully vested Class A restricted ordinary shares to senior employees of the Company for their services rendered in the past years.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Code of Ethics

We adopted a Code of Business Conduct and Ethics in accordance with Section 406 of the Sarbanes-Oxley Act of 2002 and Item 406 of Regulation S-K, which is applicable to all of our directors, officers and employees. The Code of Business Conduct and Ethics is intended to promote honest and ethical conduct, full and accurate reporting, and compliance with laws as well as other matters. A printed copy of the Code of Business Conduct and Ethics may be obtained free of charge by writing to 10080 N. Wolfe Rd., Suite SW3-200, Cupertino, CA 95014 and is available on our website at www.ambow.com.

Related Party Transactions

Prior to the Sale of Ambow China, contractual arrangements with our VIEs and their respective subsidiaries and shareholders:

PRC laws and regulations prohibit foreign ownership of primary and middle schools for students in grades one to nine and foreign ownership of Internet content business in China.

We conduct our education business in China primarily through contractual arrangements among our subsidiaries and variable interest entities (“VIEs”) in China. Our VIEs and their respective subsidiaries hold the requisite licenses and permits necessary to conduct our education business in China and operate our tutoring and training centers, K-12 schools and career enhancement training centers. These contractual arrangements enable us to:

●	Exercise effective control over our VIEs and their respective subsidiaries;

●	Receive a substantial portion of the economic benefits from our VIEs and their respective subsidiaries in consideration for products sold and technical support, marketing and management consulting services provided by Ambow Education Management, Ambow Shengying, BoheLe and Ambow Chuangying to our VIEs and their respective subsidiaries; and

●	Have an exclusive option to purchase all or part of the equity interests in our VIEs, in each case when and to the extent permitted by applicable PRC law.

Our subsidiaries and VIEs’ subsidiaries have engaged, during the ordinary course of business, in a number of customary transactions with each other. All of these inter-company balances have been eliminated in consolidation.

As of December 31, 2023, we had nil due from and due to related party. After the Sale of Ambow China, we have sold all our assets and operations in China and have ceased control of all the VIEs.

For the purpose of the discussions herein, “Sale of Ambow China” refers to the sale of all of the equity interests in Ambow Education Ltd., Ambow Education Management Ltd. and Ambow Education Group Ltd. (collectively, the “Ambow China”) to Clover Wealth Limited (the “Purchaser”) in consideration of the Purchaser paying US$12.0 million to Ambow, as contemplated by and pursuant to the terms and conditions of a share purchase agreement dated November 23, 2022 entered into by and between Ambow and the Purchaser. The Sale of Ambow China was consummated on December 31, 2022.

PROPOSAL NO. 2

RATIFICATION OF INDEPENDENT AUDITOR

The Audit Committee has appointed Marcum Asia CPAs LLP as independent auditor to audit the financial statements of the Company for the year ending December 31, 2024 relating to financial statements prepared in accordance with GAAP, and the Board of Directors is asking shareholders to ratify that appointment.

A representative of Marcum Asia CPAs LLP is expected to be present at the Annual Meeting, with the opportunity to make a statement, if he or she desires to do so, and is expected to be available to respond to appropriate questions.

The Audit Committee is not required to take any action as a result of the outcome of the vote on this proposal. In the event shareholders fail to ratify the appointment, the Audit Committee will reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company’s and the shareholders’ best interests.

Audit Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP, our independent registered public accounting firm, for 2023 and 2022, respectively. We did not pay any other fees to our independent registered public accounting firm during the years indicated below.

	For the year ended December 31,
	2023	2022
	(U.S. dollars in millions)
Audit fees	0.2	0.4

“Audit fees” means the aggregated fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

Audit Committee Pre-Approval

Our Audit Committee pre-approves all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act that are approved by our Audit Committee prior to the completion of the audit). All of the services described above were approved by our Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X promulgated by the SEC.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF MARCUM ASIA CPAS LLP AS THE COMPANY’S INDEPENDENT AUDITOR FOR THE YEAR ENDING DECEMBER 31, 2024.

PROPOSAL NO. 3

2024 EQUITY INCENTIVE PLAN

Background

We are proposing to approve the Ambow Education Holding Ltd. Equity Incentive Plan (the “2024 Equity Incentive Plan”) attached as an Annex A hereto, for the purpose of granting share-based compensation awards to employees, directors, officers and consultants to incentivize their performance and align their interests with ours. If this Proposal No. 3 is approved, we will be authorized to issue an aggregate of 6,500,000 ordinary shares under the 2024 Equity Incentive Plan, subject to the automatic share reserve increases pursuant to Article V and any adjustments as necessary pursuant to Article XV.

The following paragraphs summarize the terms of the 2024 Equity Incentive Plan.

Equity Incentive Plan

The Equity Incentive Plan (the “Plan”) is a comprehensive incentive compensation plan under which we can grant equity-based and other incentive awards to our officers, employees, directors, consultants and advisers. The purpose of the Plan is to help us attract, motivate and retain such persons with awards under the Plan and thereby enhance shareholder value.

Administration. The Plan is administered by the board, and upon consummation of this offering will be administered by the compensation committee of the board, which shall consist of three members of the board, each of whom is a “non-employee director” within the meaning of Rule 16b-3 promulgated under the Exchange Act and “independent” for purposes of any applicable listing requirements. If a member of the compensation committee is eligible to receive an award under the Plan, such compensation committee member shall have no authority under the plan with respect to his or her own award. Among other things, the compensation committee has complete discretion, subject to the express limits of the Plan, to determine the directors, employees and nonemployee consultants to be granted an award, the type of award to be granted the terms and conditions of the award, the form of payment to be made and/or the number of shares of common stock subject to each award, the exercise price of each option and base price of each stock appreciation right (“SAR”), the term of each award, the vesting schedule for an award, whether to accelerate vesting, the value of the common stock underlying the award, and the required withholding, if any. The compensation committee may amend, modify or terminate any outstanding award, provided that the participant’s consent to such action is required if the action would impair the participant’s rights or entitlements with respect to that award. The compensation committee is also authorized to construe the award agreements, and may prescribe rules relating to the Plan. Notwithstanding the foregoing, the compensation committee does not have any authority to grant or modify an award under the Plan with terms or conditions that would cause the grant, vesting or exercise thereof to be considered nonqualified “deferred compensation” subject to Code Section 409A, unless such award is structured to be exempt from or comply with all requirements of Code Section 409A.

Grant of Awards; Shares Available for Awards. The Plan provides for the grant of stock options, SARs, performance share awards, performance unit awards, distribution equivalent right awards, restricted stock awards, restricted stock unit awards and unrestricted stock awards to non-employee directors, officers, employees and nonemployee consultants of Ambow Education Holding Ltd. or its affiliates. the maximum aggregate number of Shares that may be awarded and sold under the Plan is 6,500,000 ordinary shares. The number of ordinary shares available for issuance under the Plan shall automatically increase on the first trading day of January each calendar year during the term of the Plan, beginning with the calendar year 2025, resulting in the aggregate number of ordinary shares available under this Plan equaling fifteen percent (15%) of the total number of ordinary shares outstanding on the last trading day in December of the immediately preceding calendar year minus the total number of reserved and available shares under the Company’s 2005 Plan and 2010 Plan. No more than 6,500,000 shares of common stock in the aggregate may be issued under the Plan in connection with incentive stock options. Shares shall be deemed to have been issued under the Plan solely to the extent actually issued and delivered pursuant to an award. If any award granted under the Plan expires, is cancelled, or terminates unexercised or is forfeited, the number of shares subject thereto is again available for grant under the Plan. The Plan shall continue in effect, unless sooner terminated, until the tenth (10th) anniversary of the date on which it is adopted by the board of directors. The board of directors in its discretion may terminate the Plan at any time with respect to any shares for which awards have not theretofore been granted; provided, however, that the Plan’s termination shall not materially and adversely impair the rights of a holder, without the consent of the holder, with respect to any award previously granted.

Automatic Share Reserve Increase. The number of Shares available for issuance under the Plan will be increased on the closing day of each future Registration (including closing of over-allotment options) during the next two fiscal years ending December 31, 2026, in an amount equal to fifteen percent (15%) of the Shares offered in each Registration.

Future new hires and additional non-employee directors and/or consultants would be eligible to participate in the Plan as well. The number of stock options and/or shares of restricted stock to be granted to executives and directors cannot be determined at this time as the grant of stock options and/or shares of restricted stock is dependent upon various factors such as hiring requirements and job performance.

Stock Options. The Plan provides for either “incentive stock options” (“ISOs”), which are intended to meet the requirements for special federal income tax treatment under Section 422 of the Code, or “nonqualified stock options” (“NSOs”). Stock options may be granted on such terms and conditions as the compensation committee may determine, which shall be specified in the option agreement; provided, however, that the per share exercise price under a stock option may not be less than the fair market value of a share of common stock on the date of grant and the term of the stock option may not exceed 10 years (110% of such value and five years in the case of an ISO granted to an employee who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of capital stock of our Company or a parent or subsidiary of our Company). ISOs may only be granted to employees. In addition, the aggregate fair market value of common stock covered by one or more ISOs (determined at the time of grant), which are exercisable for the first time by an employee during any calendar year may not exceed $100,000. Any excess is treated as an NSO.

Stock Appreciation Rights. A SAR entitles the participant, upon exercise, to receive an amount, in cash or stock or a combination thereof, equal to the increase in the fair market value of the underlying common stock between the date of grant and the date of exercise. The compensation committee shall set forth in the applicable SAR award agreement the terms and conditions of the SAR, including the base value for the SAR (which shall not be less than the fair market value of a share on the date of grant), the number of shares subject to the SAR and the period during which the SAR may be exercised and any other special rules and/or requirements which the compensation committee imposes on the SAR. No SAR shall be exercisable after the expiration of ten (10) years from the date of grant. SARs may be granted in tandem with, or independently of, stock options granted under the Plan. A SAR granted in tandem with a stock option (i) is exercisable only at such times, and to the extent, that the related stock option is exercisable in accordance with the procedure for exercise of the related stock option; (ii) terminates upon termination or exercise of the related stock option (likewise, the common stock option granted in tandem with a SAR terminates upon exercise of the SAR); (iii) is transferable only with the related stock option; and (iv) if the related stock option is an ISO, may be exercised only when the value of the stock subject to the stock option exceeds the exercise price of the stock option. A SAR that is not granted in tandem with a stock option is exercisable at such times as the compensation committee may specify.

Performance Shares and Performance Unit Awards. Performance share and performance unit awards entitle the participant to receive cash or shares of common stock upon the attainment of specified performance goals. In the case of performance units, the right to acquire the units is denominated in cash values. The compensation committee shall set forth in the applicable award agreement the performance goals and objectives and the period of time to which such goals and objectives shall apply. If such goals and objectives are achieved, such distribution of shares, or payment in cash, as the case may be, shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company’s fiscal year to which such performance goals and objectives relate, unless otherwise structured to comply with Code Section 409A.

Distribution Equivalent Right Awards. A distribution equivalent right award entitles the participant to receive bookkeeping credits, cash payments and/or common stock distributions equal in amount to the distributions that would have been made to the participant had the participant held a specified number of shares of common stock during the period the participant held the distribution equivalent right. A distribution equivalent right may be awarded as a component of another award (but not an option or SAR award) under the Plan, where, if so awarded, such distribution equivalent right will expire or be forfeited by the participant under the same conditions as under such other award. The compensation committee shall set forth in the applicable distribution equivalent rights award agreement the terms and conditions, if any, including whether the holder is to receive credits currently in cash, is to have such credits reinvested (at fair market value determined as of the date of reinvestment) in additional ordinary shares, or is to be entitled to choose among such alternatives.

Restricted Stock Awards. A restricted stock award is a grant or sale of common stock to the holder, subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the compensation committee or the board of directors may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such instalments or otherwise, as the compensation committee or the board of directors may determine at the date of grant or purchase or thereafter. If provided for under the restricted stock award agreement, a participant who is granted or has purchased restricted stock shall have all of the rights of a shareholder, including the right to vote the restricted stock and the right to receive dividends thereon (subject to any mandatory reinvestment or other requirement imposed by the compensation committee or the board of directors or in the award agreement). During the restricted period applicable to the restricted stock, subject to certain exceptions, the restricted stock may not be sold, transferred, pledged, exchanged, hypothecated, or otherwise disposed of by the participant.

Restricted Stock Unit Awards. A restricted stock unit award provides for a grant of shares or a cash payment to be made to the holder upon the satisfaction of predetermined individual service-related vesting requirements, based on the number of units awarded to the holder. The compensation committee shall set forth in the applicable restricted stock unit award agreement the individual service-based vesting requirements which the holder would be required to satisfy before the holder would become entitled to payment and the number of units awarded to the holder. The holder of a restricted stock unit shall be entitled to receive a cash payment equal to the fair market value of an ordinary share, or one ordinary share, as determined in the sole discretion of the compensation committee and as set forth in the restricted stock unit award agreement, for each restricted stock unit subject to such restricted stock unit award, if and to the extent the holder satisfies the applicable vesting requirements. Such payment or distribution shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the calendar year in which the restricted stock unit first becomes vested, unless otherwise structured to comply with Code Section 409A. A restricted stock unit shall not constitute an equity interest in the Company and shall not entitle the Holder to voting rights, dividends or any other rights associated with ownership of Shares prior to the time the Holder shall receive a distribution of Shares

Unrestricted Stock Awards. An unrestricted stock award is a grant or sale of shares of our common stock to the employees, non-employee directors or non-employee consultants that are not subject to transfer, forfeiture or other restrictions, in consideration for past services rendered to the Company or an affiliate or for other valid consideration.

Adjustments. The aggregate number of shares of common stock reserved and available for issuance under the Plan, the individual limitations, the number of shares of common stock covered by each outstanding award, and the price per share of common stock underlying each outstanding award will be equitably and proportionally adjusted or substituted, as determined by the compensation committee in its sole discretion, as to the number, price or kind of stock or other consideration subject to such awards in connection with stock dividends, extraordinary cash dividends, stock splits, reverse stock splits, recapitalizations, reorganizations, mergers, amalgamations, consolidations, combinations, exchanges, or other relevant changes in our capitalization affecting our common stock or our capital structure which occurs after the date of grant of any award, in connection with any extraordinary dividend declared and paid in respect of stock or in the event of any change in applicable law or circumstances that results in or could result in, as determined by the compensation committee in its sole discretion, any substantial dilution or enlargement of the rights intended to be granted to, or available for, participants in the Plan.

Change-in-Control Provisions. The compensation committee may, in its sole discretion, at the time an award is granted or at any time prior to, coincident with or after the time of a change in control, cause any award either (i) to be cancelled in consideration of a payment in cash or other consideration in amount per share equal to the excess, if any, of the price or implied price per share of common stock in the change in control over the per share exercise, base or purchase price of such award, which may be paid immediately or over the vesting schedule of the award; (ii) to be assumed, or new rights substituted therefore, by the surviving corporation or a parent or subsidiary of such surviving corporation following such change in control; (iii) accelerate any time periods, or waive any other conditions, relating to the vesting, exercise, payment or distribution of an award so that any award to a holder whose employment has been terminated as a result of a change in control may be vested, exercised, paid or distributed in full on or before a date fixed by the compensation committee; (iv) to be purchased from a holder whose employment has been terminated as a result of a change of control, upon the holder’s request, for an amount of cash equal to the amount that could have been obtained upon the exercise, payment or distribution of such rights had such award been currently exercisable or payable; or (v) terminate any then outstanding award or make any other adjustment to the awards then outstanding as the compensation committee deems necessary or appropriate to reflect such transaction or change. The number of shares subject to any award shall be rounded to the nearest whole number.

Amendment and Termination. The compensation committee may adopt, amend and rescind rules relating to the administration of the Plan, and amend, suspend or terminate the Plan, but no such amendment or termination will be made that materially and adversely impairs the rights of any participant with respect to any award received thereby under the Plan without the participant’s consent, other than amendments that are necessary to permit the granting of awards in compliance with applicable laws.

Certain U.S. Federal Income Tax Consequences of the Plan

The following is a general summary of certain U.S. federal income tax consequences under current tax law to the Company (to the extent it is subject to U.S. federal income taxation on its net income) and to participants in the Plan who are individual citizens or residents of the United States for federal income tax purposes (“U.S. Participants”) of stock options which are ISOs, or stock options which are NSOs, unrestricted stock, restricted stock, restricted stock units, performance stock, performance units, SARs, and dividend equivalent rights. This summary does not purport to cover all of the special rules that may apply, including special rules relating to limitations on our ability to deduct certain compensation, special rules relating to deferred compensation, golden parachutes, U.S. Participants subject to Section 16(b) of the Exchange Act or the exercise of a stock option with previously-acquired ordinary shares. This summary assumes that U.S. Participants will hold their ordinary shares as capital assets within the meaning of Section 1221 of the Code. In addition, this summary does not address the foreign, state or local or other tax consequences, or any U.S. federal non-income tax consequences, inherent in the acquisition, ownership, vesting, exercise, termination or disposition of an award under the Plan, or ordinary shares issued pursuant thereto. Participants are urged to consult with their own tax advisors concerning the tax consequences to them of an award under the Plan or ordinary shares issued thereunder pursuant to the Plan.

A U.S. Participant generally does not recognize taxable income upon the grant of an NSO if structured to be exempt from or comply with Code Section 409A. Upon the exercise of an NSO, the U.S. Participant generally recognizes ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the ordinary shares acquired on the date of exercise over the exercise price thereof, and the Company generally will be entitled to a deduction for such amount at that time. If the U.S. Participant later sells ordinary shares acquired pursuant to the exercise of an NSO, the U.S. Participant recognizes a long-term or short-term capital gain or loss, depending on the period for which the ordinary shares were held. A long-term capital gain is generally subject to more favorable tax treatment than ordinary income or a short-term capital gain. The deductibility of capital losses is subject to certain limitations.

A U.S. Participant generally does not recognize taxable income upon the grant or, except for purposes of the U.S. alternative minimum tax (“AMT”) the exercise, of an ISO. For purposes of the AMT, which is payable to the extent it exceeds the U.S. Participant’s regular income tax, upon the exercise of an ISO, the excess of the fair market value of the ordinary shares subject to the ISO over the exercise price is a preference item for AMT purposes. If the U.S. Participant disposes of the ordinary shares acquired pursuant to the exercise of an ISO more than two years after the date of grant and more than one year after the transfer of the ordinary shares to the U.S. Participant, the U.S. Participant generally recognizes a long-term capital gain or loss, and the Company will not be entitled to a deduction. However, if the U.S. Participant disposes of such ordinary shares prior to the end of either of the required holding periods, the U.S. Participant will have ordinary compensation income equal to the excess (if any) of the fair market value of such shares on the date of exercise (or, if less, the amount realized on the disposition of such shares) over the exercise price paid for such shares, and the Company generally will be entitled to deduct such amount.

A U.S. Participant generally does not recognize income upon the grant of a SAR. The U.S. Participant recognizes ordinary compensation income upon exercise of the SAR equal to the increase in the value of the underlying shares, and the Company generally will be entitled to a deduction for such amount.

A U.S. Participant generally does not recognize income on the receipt of a performance stock award, performance unit award, restricted stock unit award, unrestricted stock award or dividend equivalent rights award until a cash payment or a distribution of ordinary shares is received thereunder. At such time, the U.S. Participant recognizes ordinary compensation income equal to the excess, if any, of the fair market value of the ordinary shares or the amount of cash received over any amount paid therefor, and the Company generally will be entitled to deduct such amount at such time.

A U.S. Participant who receives a restricted stock award generally recognizes ordinary compensation income equal to the excess, if any, of the fair market value of such ordinary shares at the time the restriction lapses over any amount paid for the ordinary shares. Alternatively, the U.S. Participant may make an election under Section 83(b) of the Code to be taxed on the fair market value of such ordinary shares at the time of grant. The Company generally will be entitled to a deduction at the same time and in the same amount as the income that is required to be included by the U.S. Participant.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR”

THE 2024 EQUITY INCENTIVE PLAN.

OTHER MATTERS

General

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the Annual Meeting. If any other matters should properly come before the Annual Meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

We will bear the cost of preparing, printing, assembling and mailing the Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. In addition to the solicitation of proxies by use of the mails, our officers and regular employees may solicit proxies without additional compensation, by telephone, facsimile or other electronic communications. We may reimburse brokers or other persons holding ordinary shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

A copy of our Annual Report on Form 20-F for the year ended December 31, 2023, including the financial statements thereto, as amended, has been filed with the SEC and is available at http://www.sec.gov. Requests for additional copies of the Proxy Statement should be directed to the Company at 10080 N. Wolfe Rd., Suite SW3-200, Cupertino, CA 95014, Attn: Jin Huang. Proxy materials are also available on the Company website at: www.ambow.com.

Communications with the Board of Directors

Shareholders wishing to communicate with the Board or any individual director may write to the Board of Directors of the Company at 10080 N. Wolfe Rd., Suite SW3-200, Cupertino, CA 95014. Any such communication must state the number of shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

Where You Can Find More Information

We file annual reports and other documents with the SEC. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may read and copy any document the Company files at the website of the SEC referred to above. The Company’s file number with the SEC is 001-34824, and the Company began filing through EDGAR beginning on July 14, 2010.

By Order of the Board of Directors,

/s/ Jin Huang
President and Chief Executive Officer

November 15, 2024

ANNUAL MEETING OF SHAREHOLDERS OF

AMBOW EDUCATION HOLDING LTD.

DECEMBER 20, 2024

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement and Proxy Card are available at: www.ambow.com

Please sign, date and mail your proxy card in the envelope provided promptly.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE CLASS I DIRECTOR, “FOR” PROPOSAL 2, and “FOR” PROPOSAL 3. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☐

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Jin Huang, individually, as proxy to represent the undersigned at the Annual Meeting of Shareholders to be held at 705 Park Boulevard, San Diego, CA 92101 at 10:00 a.m., Pacific Time, and at any adjournments thereof, and to vote the ordinary shares the undersigned would be entitled to vote if personally present, as indicated below.

1.	ELECTION OF DIRECTORS:	NOMINEE:

	☐ FOR THE NOMINEE	Yigong Justin Chen

☐ AGAINST THE NOMINEE

☐ FOR ALL EXCEPT (See instructions below)

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here.

2.	RATIFICATION OF INDEPENDENT AUDITORS

	☐	FOR

	☐	AGAINST

	☐	ABSTAIN

3.	APPROVAL OF 2024 EQUITY INCENTIVE PLAN

	☐	FOR

	☐	AGAINST

	☐	ABSTAIN

If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the Board of Directors knows of no other business to be presented at the meeting. The ordinary shares represented by this proxy, when properly executed, will be voted as directed. If no direction is given, this proxy will be voted in favor of Items 1, 2 and 3. Holders of the Company’s American depositary shares (“ADS”) who wish to exercise their voting rights for their underlying ordinary shares must act through the depositary of the Company, Citibank, N.A. We encourage you to provide instructions to Citibank, N.A. if you hold ADS.

Signature of Shareholder	Date

Signature of Shareholder	Date

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ANNEX A

AMBOW EDUCATION HOLDING LTD.
EQUITY INCENTIVE PLAN

Article I
PURPOSE

The purpose of this Ambow Education Holding Ltd. Equity Incentive Plan (the “Plan”) is to benefit Ambow Education Holding Ltd., a Cayman Islands company (the “Company”) and its stockholders, by assisting the Company and its subsidiaries to attract, retain and provide incentives to key management employees, directors, and consultants of the Company and its Affiliates, and to align the interests of such service providers with those of the Company’s stockholders. Accordingly, the Plan provides for the granting of Non-qualified Stock Options, Incentive Stock Options, Restricted Stock Awards, Restricted Stock Unit Awards, Stock Appreciation Rights, Performance Stock Awards, Performance Unit Awards, Unrestricted Stock Awards, Distribution Equivalent Rights or any combination of the foregoing.

Article II
DEFINITIONS

The following definitions shall be applicable throughout the Plan unless the context otherwise requires:

2.1 “ADS” shall mean an American Depository Share corresponding to a Share or Shares, as applicable.

2.2 “Affiliate” shall mean (i) any person or entity that directly or indirectly controls, is controlled by or is under common control with the Company and/or (ii) to the extent provided by the Committee, any person or entity in which the Company has a significant interest. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any person or entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person or entity, whether through the ownership of voting or other securities, by contract or otherwise..

2.3 “Award” shall mean, individually or collectively, any Option, Restricted Stock Award, Restricted Stock Unit Award, Performance Stock Award, Performance Unit Award, Stock Appreciation Right, Distribution Equivalent Right or Unrestricted Stock Award.

2.4 “Award Agreement” shall mean a written agreement between the Company and the Holder with respect to an Award, setting forth the terms and conditions of the Award, as amended.

2.5 “Board” shall mean the Board of Directors of the Company.

2.6 “Base Value” shall have the meaning given to such term in Section 14.2.

2.7 “Cause” shall mean (i) if the Holder is a party to an employment or service agreement with the Company or an Affiliate which agreement defines “Cause” (or a similar term), “Cause” shall have the same meaning as provided for in such agreement, or (ii) for a Holder who is not a party to such an agreement, “Cause” shall mean termination by the Company or an Affiliate of the employment (or other service relationship) of the Holder by reason of the Holder’s (A) intentional failure to perform reasonably assigned duties, (B) dishonesty or willful misconduct in the performance of the Holder’s duties, (C) involvement in a transaction which is materially adverse to the Company or an Affiliate, (D) breach of fiduciary duty involving personal profit, (E) willful violation of any law, rule, regulation or court order (other than misdemeanor traffic violations and misdemeanors not involving misuse or misappropriation of money or property), (F) commission of an act of fraud or intentional misappropriation or conversion of any asset or opportunity of the Company or an Affiliate, or (G) material breach of any provision of the Plan or the Holder’s Award Agreement or any other written agreement between the Holder and the Company or an Affiliate, in each case as determined in good faith by the Board, the determination of which shall be final, conclusive and binding on all parties.

2.8 “Change of Control” shall mean, except as otherwise provided in an Award Agreement, (i) for a Holder who is a party to an employment or consulting agreement with the Company or an Affiliate which agreement defines “Change of Control” (or a similar term), “Change of Control” shall have the same meaning as provided for in such agreement, or (ii) for a Holder who is not a party to such an agreement, “Change of Control” shall mean the satisfaction of any one or more of the following conditions (and the “Change of Control” shall be deemed to have occurred as of the first day that any one or more of the following conditions shall have been satisfied):

(a) Any person (as such term is used in paragraphs 13(d) and 14(d)(2) of the Exchange Act, hereinafter in this definition, “Person”), other than the Company or an Affiliate or an employee benefit plan of the Company or an Affiliate, becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company’s then outstanding securities;

(b) The closing of a merger, consolidation or other business combination (a “Business Combination”) other than a Business Combination in which holders of the Shares immediately prior to the Business Combination have substantially the same proportionate ownership of the common stock or ordinary shares, as applicable, of the surviving corporation immediately after the Business Combination as immediately before;

(c) The closing of an agreement for the sale or disposition of all or substantially all of the Company’s assets to any entity that is not an Affiliate;

(d) The approval by the holders of shares of Shares of a plan of complete liquidation of the Company, other than a merger of the Company into any subsidiary or a liquidation as a result of which persons who were stockholders of the Company immediately prior to such liquidation have substantially the same proportionate ownership of shares of common stock or ordinary shares, as applicable, of the surviving corporation immediately after such liquidation as immediately before; or

(e) Within any twenty-four (24) month period, the Incumbent Directors shall cease to constitute at least a majority of the Board or the board of directors of any successor to the Company; provided, however, that any director elected to the Board, or nominated for election, by a majority of the Incumbent Directors then still in office, shall be deemed to be an Incumbent Director for purposes of this paragraph (e), but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of an individual, entity or “group” other than the Board (including, but not limited to, any such assumption that results from paragraphs (a), (b), (c), or (d) of this definition).

Notwithstanding the foregoing, solely for the purpose of determining the timing of any payments pursuant to any Award constituting a “deferral of compensation” subject to Code Section 409A, a Change of Control shall be limited to a “change in the ownership of the Company,” a “change in the effective control of the Company,” or a “change in the ownership of a substantial portion of the assets of the Company” as such terms are defined in Section 1.409A-3(i)(5) of the U.S. Treasury Regulations.

2.9 “Code” shall mean the Internal Revenue Code of 1986, as amended, and any successor thereto. Reference in the Plan to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, regulations or guidance.

2.10 “Committee” shall mean a committee comprised of two (2) or more members of the Board who are selected by the Board as provided in Section 4.1.

2.11 “Company” shall have the meaning given to such term in the introductory paragraph, including any successor thereto.

2.12 “Consultant” shall mean any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a “Consultant” for purposes of the Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company’s securities to such person.

2.13 “Director” shall mean a member of the Board or a member of the board of directors of an Affiliate, in either case, who is not an Employee.

2.14 “Distribution Equivalent Right” shall mean an Award granted under Article XIII of the Plan which entitles the Holder to receive bookkeeping credits, cash payments and/or Share distributions equal in amount to the distributions that would have been made to the Holder had the Holder held a specified number of Shares during the period the Holder held the Distribution Equivalent Right.

2.15 “Distribution Equivalent Right Award Agreement” shall mean a written agreement between the Company and a Holder with respect to a Distribution Equivalent Right Award.

2.16 “Effective Date” shall mean December 20, 2024.

2.17 “Employee” shall mean any employee, including any officer, of the Company or an Affiliate.

2.18 “Exchange Act” shall mean the United States of America Securities Exchange Act of 1934, as amended.

2.19 “Fair Market Value” shall mean, as of any date, the value of a share of Stock determined as follows:

(a) If the Stock is listed on any established stock exchange or a national market system, the per share closing sales price for shares of Stock (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in The Wall Street Journal or such other source as the Committee deems reliable;

(b) If the Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a share of Stock will be the mean between the high bid and low asked per share prices for the Stock on the day of determination, as reported in The Wall Street Journal or such other source as the Committee deems reliable; or

(c) In the absence of an established market for the Stock, the Fair Market Value will be determined in good faith by the Committee (acting on the advice of an Independent Third Party, should the Committee elect in its sole discretion to utilize an Independent Third Party for this purpose).

(d) Notwithstanding the foregoing, the determination of Fair Market Value in all cases shall be in accordance with the requirements set forth under Section 409A of the Code to the extent necessary for an Award to comply with, or be exempt from, Section 409A of the Code.

2.20 “Family Member” of an individual shall mean any child, stepchild, grandchild, parent, stepparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships, any person sharing the Holder’s household (other than a tenant or employee of the Holder), a trust in which such persons have more than fifty percent (50%) of the beneficial interest, a foundation in which such persons (or the Holder) control the management of assets, and any other entity in which such persons (or the Holder) own more than fifty percent (50%) of the voting interests.

2.21 “Holder” shall mean an Employee, Director or Consultant who has been granted an Award or any such individual’s beneficiary, estate or representative, who has acquired such Award in accordance with the terms of the Plan, as applicable.

2.22 “Incentive Stock Option” shall mean an Option which is designated by the Committee as an “incentive stock option” and conforms to the applicable provisions of Section 422 of the Code.

2.23 “Incumbent Director” shall mean, with respect to any period of time specified under the Plan for purposes of determining whether or not a Change of Control has occurred, the individuals who were members of the Board at the beginning of such period.

2.24 “Independent Third Party” means an individual or entity independent of the Company having experience in providing investment banking or similar appraisal or valuation services and with expertise generally in the valuation of securities or other property for purposes of this Plan. The Committee may utilize one or more Independent Third Parties.

2.25 “Non-qualified Stock Option” shall mean an Option which is not designated by the Committee as an Incentive Stock Option.

2.26 “Option” shall mean an Award granted under Article VII of the Plan of an option to purchase Shares and shall include both Incentive Stock Options and Non-qualified Stock Options.

2.27 “Option Agreement” shall mean a written agreement between the Company and a Holder with respect to an Option.

2.28 “Performance Criteria” shall mean the criteria selected by the Committee for purposes of establishing the Performance Goal(s) for a Holder for a Performance Period.

2.29 “Performance Goals” shall mean, for a Performance Period, the written goal or goals established by the Committee for the Performance Period based upon the Performance Criteria, which may be related to the performance of the Holder, the Company or an Affiliate.

2.30 “Performance Period” shall mean one or more periods of time, which may be of varying and overlapping durations, selected by the Committee, over which the attainment of the Performance Goals shall be measured for purposes of determining a Holder’s right to, and the payment of, a Performance Stock Award or a Performance Unit Award.

2.31 “Performance Stock Award” or “Performance Stock” shall mean an Award granted under Article XII of the Plan under which, upon the satisfaction of predetermined Performance Goals, Shares are paid to the Holder.

2.32 “Performance Stock Agreement” shall mean a written agreement between the Company and a Holder with respect to a Performance Stock Award.

2.33 “Performance Unit Award” or “Performance Unit” shall mean an Award granted under Article XI of the Plan under which, upon the satisfaction of predetermined Performance Goals, a cash payment shall be made to the Holder, based on the number of Units awarded to the Holder.

2.34 “Performance Unit Agreement” shall mean a written agreement between the Company and a Holder with respect to a Performance Unit Award.

2.35 “Plan” shall mean this Ambow Education Holding Ltd. 2024 Equity Incentive Plan, as amended from time to time, together with each of the Award Agreements utilized hereunder.

2.36 “Restricted Stock Award” and “Restricted Stock” shall mean an Award granted under Article VIII of the Plan of Shares, the transferability of which by the Holder is subject to Restrictions.

2.37 “Restricted Stock Agreement” shall mean a written agreement between the Company and a Holder with respect to a Restricted Stock Award.

2.38 “Restricted Stock Unit Award” and “RSUs” shall refer to an Award granted under Article X of the Plan under which, upon the satisfaction of predetermined individual service-related vesting requirements, a payment in cash or Shares shall be made to the Holder, based on the number of Units awarded to the Holder.

2.39 “Restricted Stock Unit Agreement” shall mean a written agreement between the Company and a Holder with respect to a Restricted Stock Award.

2.40 “Restriction Period” shall mean the period of time for which Shares subject to a Restricted Stock Award shall be subject to Restrictions, as set forth in the applicable Restricted Stock Agreement.

2.41 “Restrictions” shall mean the forfeiture, transfer and/or other restrictions applicable to Shares awarded to an Employee, Director or Consultant under the Plan pursuant to a Restricted Stock Award and set forth in a Restricted Stock Agreement.

2.42 “Rule 16b-3” shall mean Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act, as such may be amended from time to time, and any successor rule, regulation or statute fulfilling the same or a substantially similar function.

2.43 “Shares” or “Stock” shall mean, as applicable, Class A ordinary shares or ADSs.

2.44 “Stock Appreciation Right” or “SAR” shall mean an Award granted under Article XIV of the Plan of a right, granted alone or in connection with a related Option, to receive a payment equal to the increase in value of a specified number of Shares between the date of Award and the date of exercise.

2.45 “Stock Appreciation Right Agreement” shall mean a written agreement between the Company and a Holder with respect to a Stock Appreciation Right.

2.46 “Tandem Stock Appreciation Right” shall mean a Stock Appreciation Right granted in connection with a related Option, the exercise of some or all of which results in termination of the entitlement to purchase some or all of the Shares under the related Option, all as set forth in Article XIV.

2.47 “Ten Percent Stockholder” shall mean an Employee who, at the time an Option is granted to him or her, owns shares possessing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company or of any parent corporation or subsidiary corporation thereof (both as defined in Section 424 of the Code), within the meaning of Section 422(b)(6) of the Code.

2.48 “Termination of Service” shall mean a termination of a Holder’s employment with, or status as a Director or Consultant of, the Company or an Affiliate, as applicable, for any reason, including, without limitation, Total and Permanent Disability or death, except as provided in Section 6.4. In the event Termination of Service shall constitute a payment event with respect to any Award subject to Code Section 409A, Termination of Service shall only be deemed to occur upon a “separation from service” as such term is defined under Code Section 409A and applicable authorities.

2.49 “Total and Permanent Disability” of an individual shall mean the inability of such individual to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months, within the meaning of Section 22(e)(3) of the Code.

2.50 “Unit” shall mean a bookkeeping unit, which represents such monetary amount as shall be designated by the Committee in each Performance Unit Agreement, or represents one Share for purposes of each Restricted Stock Unit Award.

2.51 “Unrestricted Stock Award” shall mean an Award granted under Article IX of the Plan of Shares which are not subject to Restrictions.

2.52 “Unrestricted Stock Agreement” shall mean a written agreement between the Company and a Holder with respect to an Unrestricted Stock Award.

Article III
EFFECTIVE DATE OF PLAN

The Plan shall be effective as of the Effective Date, provided that the Plan is approved by the stockholders of the Company within twelve (12) months of such date.

Article IV
ADMINISTRATION

4.1 Composition of Committee. The Plan shall be administered by the Committee, which shall be appointed by the Board. If necessary, in the Board’s discretion, to comply with Rule 16b-3 under the Exchange Act or relevant securities exchange or inter-dealer quotation service, the Committee shall consist solely of two (2) or more Directors who are each (i) “non-employee directors” within the meaning of Rule 16b-3 and (ii) “independent” for purposes of any applicable listing requirements;. If a member of the Committee shall be eligible to receive an Award under the Plan, such Committee member shall have no authority hereunder with respect to his or her own Award.

4.2 Powers. Subject to the other provisions of the Plan, the Committee shall have the sole authority, in its discretion, to make all determinations under the Plan, including but not limited to (i) determining which Employees, Directors or Consultants shall receive an Award, (ii) the time or times when an Award shall be made (the date of grant of an Award shall be the date on which the Award is awarded by the Committee), (iii) what type of Award shall be granted, (iv) the term of an Award, (v) the date or dates on which an Award vests, (vi) the form of any payment to be made pursuant to an Award, (vii) the terms and conditions of an Award (including the forfeiture of the Award, and/or any financial gain, if the Holder of the Award violates any applicable restrictive covenant thereof), (viii) the Restrictions under a Restricted Stock Award, (ix) the number of Shares which may be issued under an Award, (x) Performance Goals applicable to any Award and certification of the achievement of such goals, and (xi) the waiver of any Restrictions or Performance Goals, subject in all cases to compliance with applicable laws. In making such determinations the Committee may take into account the nature of the services rendered by the respective Employees, Directors and Consultants, their present and potential contribution to the Company’s (or the Affiliate’s) success and such other factors as the Committee in its discretion may deem relevant.

4.3 Additional Powers. The Committee shall have such additional powers as are delegated to it under the other provisions of the Plan. Subject to the express provisions of the Plan, the Committee is authorized to construe the Plan and the respective Award Agreements executed hereunder, to prescribe such rules and regulations relating to the Plan as it may deem advisable to carry out the intent of the Plan, to determine the terms, restrictions and provisions of each Award and to make all other determinations necessary or advisable for administering the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in any Award Agreement in the manner and to the extent the Committee shall deem necessary, appropriate or expedient to carry it into effect. The determinations of the Committee on the matters referred to in this Article IV shall be conclusive and binding on the Company and all Holders.

4.4 Committee Action. Subject to compliance with all applicable laws, action by the Committee shall require the consent of a majority of the members of the Committee, expressed either orally at a meeting of the Committee or in writing in the absence of a meeting. No member of the Committee shall have any liability for any good faith action, inaction or determination in connection with the Plan.

Article V
SHARES SUBJECT TO PLAN AND LIMITATIONS THEREON

5.1 Authorized Shares. The Committee may from time to time grant Awards to one or more Employees, Directors and/or Consultants determined by it to be eligible for participation in the Plan in accordance with the provisions of Article VI. Subject to any adjustments as necessary pursuant to Article XV, the maximum aggregate number of Shares that may be awarded and sold under the Plan is 6,500,000 ordinary shares. The number of ordinary shares available for issuance under the Plan shall automatically increase on the first trading day of January each calendar year during the term of the Plan, beginning with the calendar year 2025, resulting in the aggregate number of ordinary shares available under this Plan equaling fifteen percent (15%) of the total number of ordinary shares outstanding on the last trading day in December of the immediately preceding calendar year minus the total number of reserved and available shares under the Company’s 2005 Plan and 2010 Plan. In the event that (i) any Option or other Award granted hereunder is exercised through the tendering of Stock (either actually or by attestation) or by the withholding of Stock by the Company, or (ii) tax or deduction liabilities arising from such Option or other Award are satisfied by the tendering of Stock (either actually or by attestation) or by the withholding of Stock by the Company, then in each such case the shares of Stock so tendered or withheld shall not be added back to the shares of Stock available for grant under the Plan. Only Shares underlying Awards under this Plan that are forfeited, canceled, or expire unexercised, shall be available again for issuance under the Plan.

5.2 Automatic Share Reserve Increase. The number of Shares available for issuance under the Plan will be increased on the closing day of each future Registration (including closing of over-allotment options) during the next two fiscal years ending December 31, 2026, in an amount equal to fifteen percent (15%) of the Shares offered in each Registration.

5.3 Application to ADSs. For purposes of calculating the number of Shares issued under this Plan (and for purposes of calculating any other Share limit set forth herein), the issuance of an ADS shall be deemed to equal one Share, provided, however, that if the number of Shares represented by an ADS is other than on a one-to-one basis, the number of Shares issued under this Plan (and any other Share limit set forth herein) shall be adjusted to reflect such issuance of ADSs.

5.4 Types of Shares. The Shares to be issued pursuant to the grant or exercise of an Award may consist of authorized but unissued Shares, Shares purchased on the open market or Shares previously issued and outstanding and reacquired by the Company.

5.5 Aggregate Incentive Stock Option Limit. Notwithstanding anything to the contrary in Section 5.1, and subject to Article XV, the aggregate maximum number of shares of Stock that may be issued pursuant to the exercise of Incentive Stock Options is 6,500,000 shares.

Article VI
ELIGIBILITY AND TERMINATION OF SERVICE

6.1 Eligibility. Awards made under the Plan may be granted solely to individuals who, at the time of grant, are Employees, Directors or Consultants. An Award may be granted on more than one occasion to the same Employee, Director or Consultant, and, subject to the limitations set forth in the Plan, such Award may include, a Non-qualified Stock Option, a Restricted Stock Award, a Restricted Stock Unit Award, an Unrestricted Stock Award, a Distribution Equivalent Right Award, a Performance Stock Award, a Performance Unit Award, a Stock Appreciation Right, a Tandem Stock Appreciation Right, or any combination thereof, and solely for Employees, an Incentive Stock Option.

6.2 Termination of Service. Except to the extent inconsistent with the terms of the applicable Award Agreement and/or the provisions of Section 6.3 or 6.4, the following terms and conditions shall apply with respect to a Holder’s Termination of Service with the Company or an Affiliate, as applicable:

(a) The Holder’s rights, if any, to exercise any then exercisable Options and/or Stock Appreciation Rights shall terminate:

(i) If such termination is for a reason other than the Holder’s Total and Permanent Disability or death, ninety (90) days after the date of such Termination of Service;

(ii) If such termination is on account of the Holder’s Total and Permanent Disability, one (1) year after the date of such Termination of Service; or

(iii) If such termination is on account of the Holder’s death, one (1) year after the date of the Holder’s death.

Upon such applicable date the Holder (and such Holder’s estate, designated beneficiary or other legal representative) shall forfeit any rights or interests in or with respect to any such Options and Stock Appreciation Rights. Notwithstanding the foregoing, the Committee, in its sole discretion, may provide for a different time period in the Award Agreement, or may extend the time period, following a Termination of Service, during which the Holder has the right to exercise any vested Non-qualified Stock Option or Stock Appreciation Right, which time period may not extend beyond the expiration date of the Award term.

(b) In the event of a Holder’s Termination of Service for any reason prior to the actual or deemed satisfaction and/or lapse of the Restrictions, vesting requirements, terms and conditions applicable to a Restricted Stock Award and/or Restricted Stock Unit Award, such Restricted Stock and/or RSUs shall immediately be canceled, and the Holder (and such Holder’s estate, designated beneficiary or other legal representative) shall forfeit any rights or interests in and with respect to any such Restricted Stock and/or RSUs.

6.3 Special Termination Rule. Except to the extent inconsistent with the terms of the applicable Award Agreement, and notwithstanding anything to the contrary contained in this Article VI, if a Holder’s employment with, or status as a Director of, the Company or an Affiliate shall terminate, and if, within ninety (90) days of such termination, such Holder shall become a Consultant, such Holder’s rights with respect to any Award or portion thereof granted thereto prior to the date of such termination may be preserved, if and to the extent determined by the Committee in its sole discretion, as if such Holder had been a Consultant for the entire period during which such Award or portion thereof had been outstanding. Should the Committee effect such determination with respect to such Holder, for all purposes of the Plan, such Holder shall not be treated as if his or her employment or Director status had terminated until such time as his or her Consultant status shall terminate, in which case his or her Award, as it may have been reduced in connection with the Holder’s becoming a Consultant, shall be treated pursuant to the provisions of Section 6.2, provided, however, that any such Award which is intended to be an Incentive Stock Option shall, upon the Holder’s no longer being an Employee, automatically convert to a Non-qualified Stock Option. Should a Holder’s status as a Consultant terminate, and if, within ninety (90) days of such termination, such Holder shall become an Employee or a Director, such Holder’s rights with respect to any Award or portion thereof granted thereto prior to the date of such termination may be preserved, if and to the extent determined by the Committee in its sole discretion, as if such Holder had been an Employee or a Director, as applicable, for the entire period during which such Award or portion thereof had been outstanding, and, should the Committee effect such determination with respect to such Holder, for all purposes of the Plan, such Holder shall not be treated as if his or her Consultant status had terminated until such time as his or her employment with the Company or an Affiliate, or his or her Director status, as applicable, shall terminate, in which case his or her Award shall be treated pursuant to the provisions of Section 6.2.

6.4 Termination of Service for Cause. Notwithstanding anything in this Article VI or elsewhere in the Plan to the contrary, and unless a Holder’s Award Agreement specifically provides otherwise, in the event of a Holder’s Termination of Service for Cause, all of such Holder’s then outstanding Awards shall expire immediately and be forfeited in their entirety upon such Termination of Service.

Article VII
OPTIONS

7.1 Option Period. The term of each Option shall be as specified in the Option Agreement; provided, however, that except as set forth in Section 7.3, no Option shall be exercisable after the expiration of ten (10) years from the date of its grant. If the Option would expire at a time when the exercise of the Option would violate applicable securities laws, the expiration date applicable to the Option will be automatically extended to a date that is 30 calendar days following the date such exercise would no longer violate applicable securities laws (so long as such extension shall not violate Section 409A of the Code); provided, that in no event shall such expiration date be extended beyond the expiration of the option period.

7.2 Limitations on Exercise of Option. An Option shall be exercisable in whole or in such installments and at such times as specified in the Option Agreement

7.3 Special Limitations on Incentive Stock Options. To the extent that the aggregate Fair Market Value (determined at the time the respective Incentive Stock Option is granted) of Shares with respect to which Incentive Stock Options are exercisable for the first time by an individual during any calendar year under all plans of the Company and any parent corporation or subsidiary corporation thereof (both as defined in Section 424 of the Code) which provide for the grant of Incentive Stock Options exceeds One Hundred Thousand Dollars ($100,000) (or such other individual limit as may be in effect under the Code on the date of grant), the portion of such Incentive Stock Options that exceeds such threshold shall be treated as Non-qualified Stock Options. The Committee shall determine, in accordance with applicable provisions of the Code, Treasury Regulations and other administrative pronouncements, which of a Holder’s Options, which were intended by the Committee to be Incentive Stock Options when granted to the Holder, will not constitute Incentive Stock Options because of such limitation, and shall notify the Holder of such determination as soon as practicable after such determination. No Incentive Stock Option shall be granted to an Employee if, at the time the Incentive Stock Option is granted, such Employee is a Ten Percent Stockholder, unless (i) at the time such Incentive Stock Option is granted the Option price is at least one hundred ten percent (110%) of the Fair Market Value of the Shares subject to the Incentive Stock Option, and (ii) such Incentive Stock Option by its terms is not exercisable after the expiration of five (5) years from the date of grant. No Incentive Stock Option shall be granted more than ten (10) years from the earlier of the Effective Date or date on which the Plan is approved by the Company’s stockholders. The designation by the Committee of an Option as an Incentive Stock Option shall not guarantee the Holder that the Option will satisfy the applicable requirements for “incentive stock option” status under Section 422 of the Code.

7.4 Option Agreement. Each Option shall be evidenced by an Option Agreement in such form and containing such provisions not inconsistent with the other provisions of the Plan as the Committee from time to time shall approve, including, but not limited to, provisions intended to qualify an Option as an Incentive Stock Option. An Option Agreement may provide for the payment of the Option price, in whole or in part, by the delivery of a number of Shares (plus cash if necessary) that have been owned by the Holder for at least six (6) months and having a Fair Market Value equal to such Option price, or such other forms or methods as the Committee may determine from time to time, in each case, subject to such rules and regulations as may be adopted by the Committee. Each Option Agreement shall, solely to the extent inconsistent with the provisions of Sections 6.2, 6.3, and 6.4, as applicable, specify the effect of Termination of Service on the exercisability of the Option. Moreover, without limiting the generality of the foregoing, a Non-qualified Stock Option Agreement may provide for a “cashless exercise” of the Option, in whole or in part, by (a) establishing procedures whereby the Holder, by a properly-executed written notice, directs (i) an immediate market sale or margin loan as to all or a part of Shares to which he is entitled to receive upon exercise of the Option, pursuant to an extension of credit by the Company to the Holder of the Option price, (ii) the delivery of the Shares from the Company directly to a brokerage firm and (iii) the delivery of the Option price from sale or margin loan proceeds from the brokerage firm directly to the Company, or (b) reducing the number of Shares to be issued upon exercise of the Option by the number of such Shares having an aggregate Fair Market Value equal to the Option price (or portion thereof to be so paid) as of the date of the Option’s exercise. An Option Agreement may also include provisions relating to: (i) subject to the provisions hereof, accelerated vesting of Options, including but not limited to, upon the occurrence of a Change of Control, (ii) tax matters (including provisions covering any applicable Employee wage withholding requirements) and (iii) any other matters not inconsistent with the terms and provisions of the Plan that the Committee shall in its sole discretion determine. The terms and conditions of the respective Option Agreements need not be identical.

7.5 Option Price and Payment. The price at which a Share may be purchased upon exercise of an Option shall be determined by the Committee; provided, however, that such Option price (i) shall not be less than the Fair Market Value of a Share on the date such Option is granted (or 110% of Fair Market Value for an Incentive Stock Option held by Ten Percent Stockholder, as provided in Section 7.3), and (ii) shall be subject to adjustment as provided in Article XV. The Option or portion thereof may be exercised by delivery of an irrevocable notice of exercise to the Company. The Option price for the Option or portion thereof shall be paid in full in the manner prescribed by the Committee as set forth in the Plan and the applicable Option Agreement, which manner, with the consent of the Committee, may include the withholding of Shares otherwise issuable in connection with the exercise of the Option. Separate share certificates shall be issued by the Company for those Shares acquired pursuant to the exercise of an Incentive Stock Option and for those Shares acquired pursuant to the exercise of a Non-qualified Stock Option.

7.6 Stockholder Rights and Privileges. The Holder of an Option shall be entitled to all the privileges and rights of a stockholder of the Company solely with respect to such Shares as have been purchased under the Option and for which share certificates have been registered in the Holder’s name.

7.7 Options and Rights in Substitution for Stock or Options Granted by Other Corporations. Options may be granted under the Plan from time to time in substitution for stock options held by individuals employed by entities who become Employees, Directors or Consultants as a result of a merger or consolidation of the employing entity with the Company or any Affiliate, or the acquisition by the Company or an Affiliate of the assets of the employing entity, or the acquisition by the Company or an Affiliate of stock or shares of the employing entity with the result that such employing entity becomes an Affiliate. Any substitute Awards granted under this Plan shall not reduce the number of Shares authorized for grant under the Plan.

7.8 Prohibition Against Repricing Except to the extent (i) approved in advance by holders of a majority of the shares of the Company entitled to vote generally in the election of directors, or (ii) as a result of any Change of Control or any adjustment as provided in Article XV, the Committee shall not have the power or authority to reduce, whether through amendment or otherwise, the exercise price under any outstanding Option or Stock Appreciation Right, or to grant any new Award or make any payment of cash in substitution for or upon the cancellation of Options and/or Stock Appreciation Rights previously granted.

Article VIII
RESTRICTED STOCK AWARDS

8.1 Award. A Restricted Stock Award shall constitute an Award of Shares to the Holder as of the date of the Award which are subject to a “substantial risk of forfeiture” as defined under Section 83 of the Code during the specified Restriction Period. At the time a Restricted Stock Award is made, the Committee shall establish the Restriction Period applicable to such Award. Each Restricted Stock Award may have a different Restriction Period, in the discretion of the Committee. The Restriction Period applicable to a particular Restricted Stock Award shall not be changed except as permitted by Section 8.2.

8.2 Terms and Conditions. At the time any Award is made under this Article VIII, the Company and the Holder shall enter into a Restricted Stock Agreement setting forth each of the matters contemplated thereby and such other matters as the Committee may determine to be appropriate. The Company shall cause the Shares to be issued in the name of Holder, either by book-entry registration or issuance of one or more stock certificates evidencing the Shares, which Shares or certificates shall be held by the Company or the stock transfer agent or brokerage service selected by the Company to provide services for the Plan. The Shares shall be restricted from transfer and shall be subject to an appropriate stop-transfer order, and if any certificate is issued, such certificate shall bear an appropriate legend referring to the restrictions applicable to the Shares. After any Shares vest, the Company shall deliver the vested Shares, in book-entry or certificated form in the Company’s sole discretion, registered in the name of Holder or his or her legal representatives, beneficiaries or heirs, as the case may be, less any Shares withheld to pay withholding taxes. If provided for under the Restricted Stock Agreement, the Holder shall have the right to vote Shares subject thereto and to enjoy all other stockholder rights, including the entitlement to receive dividends on the Shares during the Restriction Period. At the time of such Award, the Committee may, in its sole discretion, prescribe additional terms and conditions or restrictions relating to Restricted Stock Awards, including, but not limited to, rules pertaining to the effect of Termination of Service prior to expiration of the Restriction Period. Such additional terms, conditions or restrictions shall, to the extent inconsistent with the provisions of Sections 6.2, 6.3 and 6.4, as applicable, be set forth in a Restricted Stock Agreement made in conjunction with the Award. Such Restricted Stock Agreement may also include provisions relating to: (i) subject to the provisions hereof, accelerated vesting of Awards, including but not limited to accelerated vesting upon the occurrence of a Change of Control, (ii) tax matters (including provisions covering any applicable Employee wage withholding requirements) and (iii) any other matters not inconsistent with the terms and provisions of the Plan that the Committee shall in its sole discretion determine. The terms and conditions of the respective Restricted Stock Agreements need not be identical. All Shares delivered to a Holder as part of a Restricted Stock Award shall be delivered and reported by the Company or the Affiliate, as applicable, to the Holder at the time of vesting.

8.3 Payment for Restricted Stock. The Committee shall determine the amount and form of any payment from a Holder for Shares received pursuant to a Restricted Stock Award, if any, provided that in the absence of such a determination, a Holder shall not be required to make any payment for Shares received pursuant to a Restricted Stock Award, except to the extent otherwise required by law.

Article IX
UNRESTRICTED STOCK AWARDS

9.1 Award. Shares may be awarded (or sold) to Employees, Directors or Consultants under the Plan which are not subject to Restrictions of any kind, in consideration for past services rendered thereby to the Company or an Affiliate or for other valid consideration.

9.2 Terms and Conditions. At the time any Award is made under this Article IX, the Company and the Holder shall enter into an Unrestricted Stock Agreement setting forth each of the matters contemplated hereby and such other matters as the Committee may determine to be appropriate.

9.3 Payment for Unrestricted Stock. The Committee shall determine the amount and form of any payment from a Holder for Shares received pursuant to an Unrestricted Stock Award, if any, provided that in the absence of such a determination, a Holder shall not be required to make any payment for Shares received pursuant to an Unrestricted Stock Award, except to the extent otherwise required by law.

Article X
RESTRICTED STOCK UNIT AWARDS

10.1 Award. A Restricted Stock Unit Award shall constitute a promise to grant Shares (or cash equal to the Fair Market Value of Shares) to the Holder at the end of a specified vesting schedule. At the time a Restricted Stock Unit Award is made, the Committee shall establish the vesting schedule applicable to such Award. Each Restricted Stock Unit Award may have a different vesting schedule, in the discretion of the Committee. A Restricted Stock Unit shall not constitute an equity interest in the Company and shall not entitle the Holder to voting rights, dividends or any other rights associated with ownership of Shares prior to the time the Holder shall receive a distribution of Shares pursuant to Section 10.3.

10.2 Terms and Conditions. At the time any Award is made under this Article X, the Company and the Holder shall enter into a Restricted Stock Unit Agreement setting forth each of the matters contemplated thereby and such other matters as the Committee may determine to be appropriate. The Restricted Stock Unit Agreement shall set forth the individual service-based vesting requirement which the Holder would be required to satisfy before the Holder would become entitled to distribution pursuant to Section 10.3 and the number of Units awarded to the Holder. Such conditions shall be sufficient to constitute a “substantial risk of forfeiture” as such term is defined under Section 409A of the Code. At the time of such Award, the Committee may, in its sole discretion, prescribe additional terms and conditions or restrictions relating to Restricted Stock Unit Awards in the Restricted Stock Unit Agreement, including, but not limited to, rules pertaining to the effect of Termination of Service prior to expiration of the applicable vesting period. The terms and conditions of the respective Restricted Stock Unit Agreements need not be identical.

10.3 Distributions of Shares. The Holder of a Restricted Stock Unit shall be entitled to receive Shares or a cash payment equal to the Fair Market Value of a Share, or one Share, as determined in the sole discretion of the Committee and as set forth in the Restricted Stock Unit Agreement, for each Restricted Stock Unit subject to such Restricted Stock Unit Award, if the Holder satisfies the applicable vesting requirement. Such distribution shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the calendar year in which the Restricted Stock Unit first becomes vested (i.e., no longer subject to a “substantial risk of forfeiture”).

Article XI
PERFORMANCE UNIT AWARDS

11.1 Award. A Performance Unit Award shall constitute an Award under which, upon the satisfaction of predetermined individual and/or Company (and/or Affiliate) Performance Goals based on selected Performance Criteria, a cash payment shall be made to the Holder, based on the number of Units awarded to the Holder. At the time a Performance Unit Award is made, the Committee shall establish the Performance Period and applicable Performance Goals. Each Performance Unit Award may have different Performance Goals, in the discretion of the Committee. A Performance Unit Award shall not constitute an equity interest in the Company and shall not entitle the Holder to voting rights, dividends or any other rights associated with ownership of Shares.

11.2 Terms and Conditions. At the time any Award is made under this Article XI, the Company and the Holder shall enter into a Performance Unit Agreement setting forth each of the matters contemplated thereby and such other matters as the Committee may determine to be appropriate. The Committee shall set forth in the applicable Performance Unit Agreement the Performance Period, Performance Criteria and Performance Goals which the Holder and/or the Company would be required to satisfy before the Holder would become entitled to payment pursuant to Section 11.3, the number of Units awarded to the Holder and the dollar value or formula assigned to each such Unit. Such payment shall be subject to a “substantial risk of forfeiture” under Section 409A of the Code. At the time of such Award, the Committee may, in its sole discretion, prescribe additional terms and conditions or restrictions relating to Performance Unit Awards, including, but not limited to, rules pertaining to the effect of Termination of Service prior to expiration of the applicable performance period. The terms and conditions of the respective Performance Unit Agreements need not be identical.

11.3 Payments. The Holder of a Performance Unit shall be entitled to receive a cash payment equal to the dollar value assigned to such Unit under the applicable Performance Unit Agreement if the Holder and/or the Company satisfy (or partially satisfy, if applicable under the applicable Performance Unit Agreement) the Performance Goals set forth in such Performance Unit Agreement. All payments shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company’s fiscal year to which such performance goals and objectives relate.

Article XII
PERFORMANCE STOCK AWARDS

12.1 Award. A Performance Stock Award shall constitute a promise to grant Shares (or cash equal to the Fair Market Value of Shares) to the Holder at the end of a specified Performance Period subject to achievement of specified Performance Goals. At the time a Performance Stock Award is made, the Committee shall establish the Performance Period and applicable Performance Goals based on selected Performance Criteria. Each Performance Stock Award may have different Performance Goals, in the discretion of the Committee. A Performance Stock Award shall not constitute an equity interest in the Company and shall not entitle the Holder to voting rights, dividends or any other rights associated with ownership of Shares unless and until the Holder shall receive a distribution of Shares pursuant to Section 12.3.

12.2 Terms and Conditions. At the time any Award is made under this Article XII, the Company and the Holder shall enter into a Performance Stock Agreement setting forth each of the matters contemplated thereby and such other matters as the Committee may determine to be appropriate. The Committee shall set forth in the applicable Performance Stock Agreement the Performance Period, selected Performance Criteria and Performance Goals which the Holder and/or the Company would be required to satisfy before the Holder would become entitled to the receipt of Shares pursuant to such Holder’s Performance Stock Award and the number of Shares subject to such Performance Stock Award. Such distribution shall be subject to a “substantial risk of forfeiture” under Section 409A of the Code. If such Performance Goals are achieved, the distribution of Shares (or the payment of cash, as determined in the sole discretion of the Committee), shall be made in accordance with Section 12.3, below. At the time of such Award, the Committee may, in its sole discretion, prescribe additional terms and conditions or restrictions relating to Performance Stock Awards, including, but not limited to, rules pertaining to the effect of the Holder’s Termination of Service prior to the expiration of the applicable performance period. The terms and conditions of the respective Performance Stock Agreements need not be identical.

12.3 Distributions of Shares. The Holder of a Performance Stock Award shall be entitled to receive a cash payment equal to the Fair Market Value of a Share, or one Share, as determined in the sole discretion of the Committee, for each Performance Stock Award subject to such Performance Stock Agreement, if the Holder satisfies the applicable vesting requirement. Such distribution shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company’s fiscal year to which such performance goals and objectives relate.

Article XIII
DISTRIBUTION EQUIVALENT RIGHTS

13.1 Award. A Distribution Equivalent Right shall entitle the Holder to receive bookkeeping credits, cash payments and/or Share distributions equal in amount to the distributions that would have been made to the Holder had the Holder held a specified number of Shares during the specified period of the Award.

13.2 Terms and Conditions. At the time any Award is made under this Article XIII, the Company and the Holder shall enter into a Distribution Equivalent Rights Award Agreement setting forth each of the matters contemplated thereby and such other matters as the Committee may determine to be appropriate. The Committee shall set forth in the applicable Distribution Equivalent Rights Award Agreement the terms and conditions, if any, including whether the Holder is to receive credits currently in cash, is to have such credits reinvested (at Fair Market Value determined as of the date of reinvestment) in additional Shares or is to be entitled to choose among such alternatives. Such receipt shall be subject to a “substantial risk of forfeiture” under Section 409A of the Code and, if such Award becomes vested, the distribution of such cash or Shares shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company’s fiscal year in which the Holder’s interest in the Award vests. Distribution Equivalent Rights Awards may be settled in cash or in Shares, as set forth in the applicable Distribution Equivalent Rights Award Agreement. A Distribution Equivalent Rights Award may, but need not be, awarded in tandem with another Award (other than an Option or a SAR), whereby, if so awarded, such Distribution Equivalent Rights Award shall expire, terminate or be forfeited by the Holder, as applicable, under the same conditions as under such other Award.

13.3 Interest Equivalents. The Distribution Equivalent Rights Award Agreement for a Distribution Equivalent Rights Award may provide for the crediting of interest on a Distribution Rights Award to be settled in cash at a future date (but in no event later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company’s fiscal year in which such interest is credited and vested), at a rate set forth in the applicable Distribution Equivalent Rights Award Agreement, on the amount of cash payable thereunder.

Article XIV
STOCK APPRECIATION RIGHTS

14.1 Award. A Stock Appreciation Right shall constitute a right, granted alone or in connection with a related Option, to receive a payment equal to the increase in value of a specified number of Shares between the date of Award and the date of exercise.

14.2 Terms and Conditions. At the time any Award is made under this Article XIV, the Company and the Holder shall enter into a Stock Appreciation Right Agreement setting forth each of the matters contemplated thereby and such other matters as the Committee may determine to be appropriate. The Committee shall set forth in the applicable Stock Appreciation Right Agreement the terms and conditions of the Stock Appreciation Right, including (i) the base value (the “Base Value”) for the Stock Appreciation Right, which shall be not less than the Fair Market Value of a Share on the date of grant of the Stock Appreciation Right, (ii) the number of Shares subject to the Stock Appreciation Right, (iii) the period during which the Stock Appreciation Right may be exercised; provided, however, that no Stock Appreciation Right shall be exercisable after the expiration of ten (10) years from the date of its grant, and (iv) any other special rules and/or requirements which the Committee imposes upon the Stock Appreciation Right. Upon the exercise of some or all of the portion of a Stock Appreciation Right, the Holder shall receive a payment from the Company, in cash or in the form of Shares having an equivalent Fair Market Value or in a combination of both, as determined in the sole discretion of the Committee, equal to the product of:

(a) The excess of (i) the Fair Market Value of a Share on the date of exercise, over (ii) the Base Value, multiplied by,

(b) The number of Shares with respect to which the Stock Appreciation Right is exercised.

14.3 Tandem Stock Appreciation Rights. If the Committee grants a Stock Appreciation Right which is intended to be a Tandem Stock Appreciation Right, the Tandem Stock Appreciation Right shall be granted at the same time as the related Option, and the following special rules shall apply:

(a) The Base Value shall be equal to or greater than the per Share exercise price under the related Option;

(b) The Tandem Stock Appreciation Right may be exercised for all or part of the Shares which are subject to the related Option, but solely upon the surrender by the Holder of the Holder’s right to exercise the equivalent portion of the related Option (and when a Share is purchased under the related Option, an equivalent portion of the related Tandem Stock Appreciation Right shall be canceled);

(c) The Tandem Stock Appreciation Right shall expire no later than the date of the expiration of the related Option;

(d) The value of the payment with respect to the Tandem Stock Appreciation Right may be no more than one hundred percent (100%) of the difference between the per Share exercise price under the related Option and the Fair Market Value of the Shares subject to the related Option at the time the Tandem Stock Appreciation Right is exercised, multiplied by the number of the Shares with respect to which the Tandem Stock Appreciation Right is exercised; and

(e) The Tandem Stock Appreciation Right may be exercised solely when the Fair Market Value of the Shares subject to the related Option exceeds the per Share exercise price under the related Option.

Article XV
RECAPITALIZATION OR REORGANIZATION

15.1 Adjustments to Shares. The shares with respect to which Awards may be granted under the Plan are Shares as presently constituted; provided, however, that if, and whenever, prior to the expiration or distribution to the Holder of Shares underlying an Award theretofore granted, the Company shall effect a subdivision or consolidation of the Shares or the payment of an Share dividend on Shares without receipt of consideration by the Company, the number of Shares with respect to which such Award may thereafter be exercised or satisfied, as applicable, (i) in the event of an increase in the number of outstanding Shares, shall be proportionately increased, and the purchase price per Share shall be proportionately reduced, and (ii) in the event of a reduction in the number of outstanding Shares, shall be proportionately reduced, and the purchase price per Share shall be proportionately increased. Notwithstanding the foregoing or any other provision of this Article XV, any adjustment made with respect to an Award (x) which is an Incentive Stock Option, shall comply with the requirements of Section 424(a) of the Code, and in no event shall any adjustment be made which would render any Incentive Stock Option granted under the Plan to be other than an “incentive stock option” for purposes of Section 422 of the Code, and (y) which is a Non-qualified Stock Option, shall comply with the requirements of Section 409A of the Code, and in no event shall any adjustment be made which would render any Non-qualified Stock Option granted under the Plan to become subject to Section 409A of the Code.

15.2 Recapitalization. If the Company recapitalizes or otherwise changes its capital structure, thereafter upon any exercise or satisfaction, as applicable, of a previously granted Award, the Holder shall be entitled to receive (or entitled to purchase, if applicable) under such Award, in lieu of the number of Shares then covered by such Award, the number and class of shares and securities to which the Holder would have been entitled pursuant to the terms of the recapitalization if, immediately prior to such recapitalization, the Holder had been the holder of record of the number of Shares then covered by such Award.

15.3 Other Events. In the event of changes to the outstanding Shares by reason of an extraordinary cash dividend, reorganization, merger, consolidation, combination, split-up, spin-off, exchange or other relevant change in capitalization occurring after the date of the grant of any Award and not otherwise provided for under this Article XV, any outstanding Awards and any Award Agreements evidencing such Awards shall be adjusted by the Board in its discretion in such manner as the Board shall deem equitable or appropriate taking into consideration the applicable accounting and tax consequences, as to the number and price of Shares or other consideration subject to such Awards. In the event of any adjustment pursuant to Sections 15.1, 15.2 or this Section 15.3, the aggregate number of Shares available under the Plan pursuant to Section 5.1 may be appropriately adjusted by the Board, the determination of which shall be conclusive. In addition, the Committee may make provision for a cash payment to a Holder or a person who has an outstanding Award.

15.4 Change of Control. The Committee may, in its sole discretion, at the time an Award is made or at any time prior to, coincident with or after the time of a Change of Control, cause any Award either (i) to be canceled in consideration of a payment in cash or other consideration in amount per share equal to the excess, if any, of the price or implied price per Share in the Change of Control over the per Share exercise, base or purchase price of such Award, which may be paid immediately or over the vesting schedule of the Award; (ii) to be assumed, or new rights substituted therefore, by the surviving corporation or a parent or subsidiary of such surviving corporation following such Change of Control; (iii) accelerate any time periods, or waive any other conditions, relating to the vesting, exercise, payment or distribution of an Award so that any Award to a Holder whose employment has been terminated as a result of a Change of Control may be vested, exercised, paid or distributed in full on or before a date fixed by the Committee; (iv) to be purchased from a Holder whose employment has been terminated as a result of a Change of Control, upon the Holder’s request, for an amount of cash equal to the amount that could have been obtained upon the exercise, payment or distribution of such rights had such Award been currently exercisable or payable; or (v) terminate any then outstanding Award or make any other adjustment to the Awards then outstanding as the Committee deems necessary or appropriate to reflect such transaction or change. The number of Shares subject to any Award shall be rounded to the nearest whole number.

15.5 Powers Not Affected. The existence of the Plan and the Awards granted hereunder shall not affect in any way the right or power of the Board or of the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change of the Company’s capital structure or business, any merger or consolidation of the Company, any issue of debt or equity securities ahead of or affecting Shares or the rights thereof, the dissolution or liquidation of the Company or any sale, lease, exchange or other disposition of all or any part of its assets or business or any other corporate act or proceeding.

15.6 No Adjustment for Certain Awards. Except as hereinabove expressly provided, the issuance by the Company of shares of any class or securities convertible into shares of any class, for cash, property, labor or services, upon direct sale, upon the exercise of rights or warrants to subscribe therefor or upon conversion of shares or obligations of the Company convertible into such shares or other securities, and in any case whether or not for fair value, shall not affect previously granted Awards, and no adjustment by reason thereof shall be made with respect to the number of Shares subject to Awards theretofore granted or the purchase price per Share, if applicable.

Article XVI
AMENDMENT AND TERMINATION OF PLAN

The Plan shall continue in effect, unless sooner terminated pursuant to this Article XVI, until the tenth (10th) anniversary of the date on which it is adopted by the Board (except as to Awards outstanding on that date). The Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; provided that (i) no amendment to Section 7.8 (repricing prohibitions) shall be made without stockholder approval and (ii) no such amendment, alteration, suspension, discontinuation or termination shall be made without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the Plan (including, without limitation, as necessary to comply with any rules or requirements of any securities exchange or inter-dealer quotation system on which the Stock may be listed or quoted); provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any Holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Holder or beneficiary (unless such change is required in order to exempt the Plan or any Award from Section 409A of the Code).

Article XVII
MISCELLANEOUS

17.1 No Right to Award. Neither the adoption of the Plan by the Company nor any action of the Board or the Committee shall be deemed to give an Employee, Director or Consultant any right to an Award except as may be evidenced by an Award Agreement duly executed on behalf of the Company, and then solely to the extent and on the terms and conditions expressly set forth therein.

17.2 No Rights Conferred. Nothing contained in the Plan shall (i) confer upon any Employee any right with respect to continuation of employment with the Company or any Affiliate, (ii) interfere in any way with any right of the Company or any Affiliate to terminate the employment of an Employee at any time, (iii) confer upon any Director any right with respect to continuation of such Director’s membership on the Board, (iv) interfere in any way with any right of the Company or an Affiliate to terminate a Director’s membership on the Board at any time, (v) confer upon any Consultant any right with respect to continuation of his or her consulting engagement with the Company or any Affiliate, or (vi) interfere in any way with any right of the Company or an Affiliate to terminate a Consultant’s consulting engagement with the Company or an Affiliate at any time.

17.3 Other Laws; No Fractional Shares; Withholding. The Company shall not be obligated by virtue of any provision of the Plan to recognize the exercise of any Award or to otherwise sell or issue Shares in violation of any laws, rules or regulations, and any postponement of the exercise or settlement of any Award under this provision shall not extend the term of such Award. Neither the Company nor its directors or officers shall have any obligation or liability to a Holder with respect to any Award (or Shares issuable thereunder) (i) that shall lapse because of such postponement, or (ii) for any failure to comply with the requirements of any applicable law, rules or regulations, including but not limited to any failure to comply with the requirements of Section 409A of this Code. No fractional Shares shall be delivered, nor shall any cash in lieu of fractional Shares be paid. The Company shall have the right to deduct in cash (whether under this Plan or otherwise) in connection with all Awards any taxes required by law to be withheld and to require any payments required to enable it to satisfy its withholding obligations. In the case of any Award satisfied in the form of Shares, no Shares shall be issued unless and until arrangements satisfactory to the Company shall have been made to satisfy any tax withholding obligations applicable with respect to such Award. Subject to such terms and conditions as the Committee may impose, the Company shall have the right to retain, or the Committee may, subject to such terms and conditions as it may establish from time to time, permit Holders to elect to tender, Shares (including Shares issuable in respect of an Award) to satisfy, in whole or in part, the amount required to be withheld.

17.4 No Restriction on Corporate Action. Nothing contained in the Plan shall be construed to prevent the Company or any Affiliate from taking any corporate action which is deemed by the Company or such Affiliate to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan or any Award made under the Plan. No Employee, Director, Consultant, beneficiary or other person shall have any claim against the Company or any Affiliate as a result of any such action.

17.5 Restrictions on Transfer. No Award under the Plan or any Award Agreement and no rights or interests herein or therein, shall or may be assigned, transferred, sold, exchanged, encumbered, pledged or otherwise hypothecated or disposed of by a Holder except (i) by will or by the laws of descent and distribution, or (ii) where permitted under applicable tax rules, by gift to any Family Member of the Holder, subject to compliance with applicable laws. An Award may be exercisable during the lifetime of the Holder only by such Holder or by the Holder’s guardian or legal representative unless it has been transferred by gift to a Family Member of the Holder, in which case it shall be exercisable solely by such transferee. Notwithstanding any such transfer, the Holder shall continue to be subject to the withholding requirements provided for under Section 17.3 hereof.

17.6 Beneficiary Designations. Each Holder may, from time to time, name a beneficiary or beneficiaries (who may be contingent or successive beneficiaries) for purposes of receiving any amount which is payable in connection with an Award under the Plan upon or subsequent to the Holder’s death. Each such beneficiary designation shall serve to revoke all prior beneficiary designations, be in a form prescribed by the Company and be effective solely when filed by the Holder in writing with the Company during the Holder’s lifetime. In the absence of any such written beneficiary designation, for purposes of the Plan, a Holder’s beneficiary shall be the Holder’s estate.

17.7 Rule 16b-3. It is intended that the Plan and any Award made to a person subject to Section 16 of the Exchange Act shall meet all of the requirements of Rule 16b-3. If any provision of the Plan or of any such Award would disqualify the Plan or such Award under, or would otherwise not comply with the requirements of, Rule 16b-3, such provision or Award shall be construed or deemed to have been amended as necessary to conform to the requirements of Rule 16b-3.

17.8 Clawback Policy. All Awards (including on a retroactive basis) granted under the Plan are subject to the terms of any Company forfeiture, incentive compensation recoupment, clawback or similar policy as it may be in effect from time to time, as well as any similar provisions of applicable laws, as well as any other policy of the Company that may apply to the Awards, such as anti-hedging or pledging policies, as they may be in effect from time to time. In particular, these policies and/or provisions shall include, without limitation, (i) any Company policy established to comply with applicable laws (including, without limitation, Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act), and/or (ii) the rules and regulations of the applicable securities exchange or inter-dealer quotation system on which the shares of Stock or other securities are listed or quoted, and these requirements shall be deemed incorporated by reference into all outstanding Award Agreements.

17.9 No Obligation to Notify or Minimize Taxes. The Company shall have no duty or obligation to any Holder to advise such Holder as to the time or manner of exercising any Award. Furthermore, the Company shall have no duty or obligation to warn or otherwise advise such Holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to any person.

17.10 Section 409A of the Code.

(a) Notwithstanding any provision of this Plan to the contrary, all Awards made under this Plan are intended to be exempt from or, in the alternative, comply with Section 409A of the Code and the authoritative guidance thereunder, including the exceptions for stock rights and short-term deferrals. The Plan shall be construed and interpreted in accordance with such intent. Each payment under an Award shall be treated as a separate payment for purposes of Section 409A of the Code.

(b) If a Holder is a “specified employee” (as such term is defined for purposes of Section 409A of the Code) at the time of his termination of service, no amount that is nonqualified deferred compensation subject to Section 409A of the Code and that becomes payable by reason of such termination of service shall be paid to the Holder (or in the event of the Holder’s death, the Holder’s representative or estate) before the earlier of  (x) the first business day after the date that is six months following the date of the Holder’s termination of service, and (y) within 30 days following the date of the Holder’s death. For purposes of Section 409A of the Code, a termination of service shall be deemed to occur only if it is a “separation from service” within the meaning of Section 409A of the Code, and references in the Plan and any Award Agreement to “termination of service” or similar terms shall mean a “separation from service.” If any Award is or becomes subject to Section 409A of the Code, unless the applicable Award Agreement provides otherwise, such Award shall be payable upon the Holder’s “separation from service” within the meaning of Section 409A of the Code. If any Award is or becomes subject to Section 409A of the Code and if payment of such Award would be accelerated or otherwise triggered under a Change of Control, then the definition of Change of Control shall be deemed modified, only to the extent necessary to avoid the imposition of any additional tax under Section 409A of the Code, to mean a “change in control event” as such term is defined for purposes of Section 409A of the Code.

(c) Any adjustments made pursuant to Article XV to Awards that are subject to Section 409A of the Code shall be made in compliance with the requirements of Section 409A of the Code, and any adjustments made pursuant to Article XV to Awards that are not subject to Section 409A of the Code shall be made in such a manner as to ensure that after such adjustment, the Awards either (x) continue not to be subject to Section 409A of the Code or (y) comply with the requirements of Section 409A of the Code.

17.11 Indemnification. Each person who is or shall have been a member of the Committee or of the Board shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred thereby in connection with or resulting from any claim, action, suit, or proceeding to which such person may be made a party or may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid thereby in settlement thereof, with the Company’s approval, or paid thereby in satisfaction of any judgment in any such action, suit, or proceeding against such person; provided, however, that such person shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive and shall be independent of any other rights of indemnification to which such persons may be entitled under the Company’s Articles of Incorporation or By-laws, by contract, as a matter of law, or otherwise.

17.12 Other Benefit Plans. No Award, payment or amount received hereunder shall be taken into account in computing an Employee’s salary or compensation for the purposes of determining any benefits under any pension, retirement, life insurance or other benefit plan of the Company or any Affiliate, unless such other plan specifically provides for the inclusion of such Award, payment or amount received. Nothing in the Plan shall be construed to limit the right of the Company to establish other plans or to pay compensation to its employees, in cash or property, in a manner which is not expressly authorized under the Plan.

17.13 Limits of Liability. Any liability of the Company with respect to an Award shall be based solely upon the contractual obligations created under the Plan and the Award Agreement. None of the Company, any member of the Board nor any member of the Committee shall have any liability to any party for any action taken or not taken, in good faith, in connection with or under the Plan.

17.14 Governing Law. Except as otherwise provided herein, the Plan shall be governed by and construed in accordance with the internal laws of the State of California applicable to contracts made and performed wholly within the State of California, without giving effect to the conflict of law provisions thereof.

17.15 Subplans. The Board may from time to time establish one or more sub-plans under the Plan for purposes of satisfying applicable blue sky, securities or tax laws of various jurisdictions. The Board shall establish such sub-plans by adopting supplements to the Plan setting forth (i) such limitations on the Committee’s discretion under the Plan as the Board deems necessary or desirable and (ii) such additional terms and conditions not otherwise inconsistent with the Plan as the Board shall deem necessary or desirable. All supplements adopted by the Board shall be deemed to be part of the Plan, but each supplement shall apply only to Holders within the affected jurisdiction and the Company shall not be required to provide copies of any supplement to Holders in any jurisdiction that is not affected.

17.16 Notification of Election Under Section 83(b) of the Code. If any Holder, in connection with the acquisition of Stock under an Award, makes the election permitted under Section 83(b) of the Code, if applicable, the Holder shall notify the Company of the election within ten days of filing notice of the election with the Internal Revenue Service.

17.17 Paperless Administration. If the Company establishes, for itself or using the services of a third party, an automated system for the documentation, granting or exercise of Awards, such as a system using an internet website or interactive voice response, then the paperless documentation, granting or exercise of Awards by a Holder may be permitted through the use of such an automated system.

17.18 Broker-Assisted Sales. In the event of a broker-assisted sale of Stock in connection with the payment of amounts owed by a Holder under or with respect to the Plan or Awards: (a) any Stock to be sold through the broker-assisted sale will be sold on the day the payment first becomes due, or as soon thereafter as practicable; (b) the Stock may be sold as part of a block trade with other Holders in the Plan in which all participants receive an average price; (c) the applicable Holder will be responsible for all broker’s fees and other costs of sale, and by accepting an Award, each Holder agrees to indemnify and hold the Company harmless from any losses, costs, damages, or expenses relating to any such sale; (d) to the extent the Company or its designee receives proceeds of the sale that exceed the amount owed, the Company will pay the excess in cash to the applicable Holder as soon as reasonably practicable; (e) the Company and its designees are under no obligation to arrange for the sale at any particular price; and (f) if the proceeds of the sale are insufficient to satisfy the Holder’s applicable obligation, the Holder may be required to pay immediately upon demand to the Company or its designee an amount in cash sufficient to satisfy any remaining portion of the Holder’s obligation.

17.19 Data Privacy. As a condition for receiving any Award, each Holder explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of personal data as described in this Section 17.19 by and among the Company and its subsidiaries and Affiliates exclusively for implementing, administering and managing the Holder’s participation in the Plan. The Company and its subsidiaries and Affiliates may hold certain personal information about a Holder, including the Holder’s name, address and telephone number; birthdate; social security, insurance number or other identification number; salary; nationality; job title(s); any Stock held in the Company or its subsidiaries and Affiliates; and Award details, to implement, manage and administer the Plan and Awards (the “Data”). The Company and its subsidiaries and Affiliates may transfer the Data amongst themselves as necessary to implement, administer and manage a Holder’s participation in the Plan, and the Company and its subsidiaries and Affiliates may transfer the Data to third parties assisting the Company with Plan implementation, administration and management. These recipients may be located in the Holder’s country, or elsewhere, and the Holder’s country may have different data privacy laws and protections than the recipients’ country. By accepting an Award, each Holder authorizes the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, to implement, administer and manage the Holder’s participation in the Plan, including any required Data transfer to a broker or other third party with whom the Company or the Holder may elect to deposit any Stock. The Data related to a Holder will be held only as long as necessary to implement, administer, and manage the Holder’s participation in the Plan. A Holder may, at any time, view the Data that the Company holds regarding the Holder, request additional information about the storage and processing of the Data regarding the Holder, recommend any necessary corrections to the Data regarding the Holder or refuse or withdraw the consents in this Section 17.19 in writing, without cost, by contacting the local human resources representative. The Company may cancel Holder’s ability to participate in the Plan and, in the Committee’s discretion, the Holder may forfeit any outstanding Awards if the Holder refuses or withdraws the consents in this Section 17.19.

17.20 Severability of Provisions. If any provision of the Plan is held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision of the Plan, and the Plan shall be construed and enforced as if such invalid or unenforceable provision had not been included in the Plan.

17.21 No Funding. The Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of funds or assets to ensure the payment of any Award. Prior to receipt of Shares or a cash distribution pursuant to the terms of an Award, such Award shall represent an unfunded unsecured contractual obligation of the Company and the Holder shall have no greater claim to the Shares underlying such Award or any other assets of the Company or Affiliate than any other unsecured general creditor.

17.22 Headings. Headings used throughout the Plan are for convenience only and shall not be given legal significance.